LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

CONTENTS

Consolidated Statements of Financial Position
Consolidated Statements of Income by Function
Consolidated Statements of Comprehensive Income
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows - Direct Method
Notes to the Consolidated Financial Statements

CLP    -    CHILEAN PESO
UF    -    CHILEAN UNIDAD DE FOMENTO
ARS    -    ARGENTINE PESO
US$    -    UNITED STATES DOLLAR
THUS$    -    THOUSANDS OF UNITED STATES DOLLARS
MUS$    -    MILLIONS OF UNITED STATES DOLLARS
COP    -    COLOMBIAN PESO
BRL/R$    -    BRAZILIAN REAL
THR$        -     THOUSANDS OF BRAZILIAN REAL

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

Notes      Page

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS
	Note	As of June 30, 2024	As of December 31, 2023
		ThUS$	ThUS$
		Unaudited
Current Assets
Cash and cash equivalents	6 - 7	1,853,359	1,714,761
Other financial assets	7 - 11	105,205	174,819
Other non-financial assets	12	167,322	185,264
Trade and other accounts receivable	7 - 8	1,250,663	1,385,910
Accounts receivable from related entities	7 - 9	11	28
Inventories	10	555,269	592,880
Current tax assets	17	69,034	47,030
Total current assets other than non-current assets (or disposal groups) classified as held for sale		4,000,863	4,100,692
Non-current assets (or disposal groups) classified as held for sale	13	80,481	102,670

Total current assets		4,081,344	4,203,362

Non-current assets
Other financial assets	7 - 11	46,322	34,485
Other non-financial assets	12	146,596	168,621
Accounts receivable	7 - 8	12,389	12,949
Intangible assets other than goodwill	15	1,063,703	1,151,986
Property, plant and equipment	16	9,535,305	9,091,130
Deferred tax assets	17	4,363	4,782
Total non-current assets		10,808,678	10,463,953
Total assets		14,890,022	14,667,315

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY
LIABILITIES	Note	As of June 30, 2024	As of December 31, 2023
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 18	626,550	596,063
Trade and other accounts payables	7 - 19	1,954,510	1,765,279
Accounts payable to related entities	7 - 9	6,943	7,444
Other provisions	20	7,199	15,072
Current tax liabilities	17	2,555	2,371
Other non-financial liabilities	21	3,226,049	3,301,906
Total current liabilities		5,823,806	5,688,135

Non-current liabilities
Other financial liabilities	7 - 18	6,487,154	6,341,669
Accounts payable	7 - 23	416,485	418,587
Other provisions	20	900,026	926,736
Deferred tax liabilities	17	341,957	382,359
Employee benefits	22	143,593	122,618
Other non-financial liabilities	21	248,930	348,936
Total non-current liabilities		8,538,145	8,540,905
Total liabilities		14,361,951	14,229,040

EQUITY
Share capital	24	5,003,534	5,003,534
Retained earnings	24	747,088	464,411
Other equity	24	39	39
Other reserves	24	(5,211,643)	(5,017,682)
Parent’s ownership interest		539,018	450,302
Non-controlling interest	14	(10,947)	(12,027)
Total equity		528,071	438,275
Total liabilities and equity		14,890,022	14,667,315

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	Note	2024	2023	2024	2023
		ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Revenue	5 - 25	6,250,480	5,404,519	2,983,281	2,632,877
Cost of sales	26	(4,740,306)	(4,187,364)	(2,346,447)	(2,018,295)
Gross margin		1,510,174	1,217,155	636,834	614,582

Other income	27	100,771	77,002	46,637	43,186
Distribution costs	26	(301,384)	(247,898)	(143,092)	(126,539)
Administrative expenses	26	(381,148)	(323,126)	(193,706)	(177,574)
Other expenses	26	(230,552)	(231,585)	(89,573)	(125,141)
Other gains/(losses)		(43,127)	(21,123)	3,304	(1,440)
Income from the operational activities		654,734	470,425	260,404	227,074

Financial income		62,530	63,186	31,080	45,264
Financial costs	26	(380,830)	(336,777)	(189,445)	(172,613)
Foreign exchange gains		87,082	63,471	47,455	46,063
Result of indexation units		7,755	724	6,680	1,062
Income before taxes		431,271	261,029	156,174	146,850
Income tax benefits/(expense)	17	(26,028)	4,087	(10,885)	(2,792)

NET INCOME FOR THE PERIOD		405,243	265,116	145,289	144,058

Income attributable to owners of the parent		403,824	267,052	145,546	145,251
Income (Loss) attributable to non-controlling interest	14	1,419	(1,936)	(257)	(1,193)

NET INCOME FOR THE PERIOD		405,243	265,116	145,289	144,058

EARNING PER SHARE
Basic earnings per share (US$)	29	0.000668	0.000442	0.000241	0.000240
Diluted earnings per share (US$)	29	0.000668	0.000442	0.000241	0.000240

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	Note	2024	2023	2024	2023
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
NET INCOME FOR THE PERIOD		405,243	265,116	145,289	144,058
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive (loss), before taxes, (losses) by new measurements on defined benefit plans	24	(15,954)	(11,846)	(659)	(6,069)
Total other comprehensive (loss) that will not be reclassified to income before taxes		(15,954)	(11,846)	(659)	(6,069)
Components of other comprehensive income that will be reclassified to income before taxes

Currency translation differences income (losses) on currency translation, before tax		(192,819)	(4,277)	(149,050)	1,528
Other comprehensive income (loss), before taxes, currency translation differences		(192,819)	(4,277)	(149,050)	1,528
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	24	79,691	(34,789)	7,307	(5,913)
Reclassification adjustment on cash flow hedges before tax	24	(41,450)	6,670	(14,947)	8,503
Amounts removed from equity and included in the carrying amount of non-financial assets (liabilities) that were acquired or incurred through a highly probable hedged forecast transaction, before tax	24	—	(2,750)	—	(2,750)
Other comprehensive income (losses), before taxes, cash flow hedges		38,241	(30,869)	(7,640)	(160)
Change in value of time value of options
Gains/(Losses) on change in value of time value of options before tax	24	(39,961)	1,777	(11,334)	(14,582)
Reclassification adjustments on change in value of time value of options before tax	24	15,653	15,661	6,841	10,063
Other comprehensive income (loss), before taxes, changes in the time value of the options		(24,308)	17,438	(4,493)	(4,519)
Total other comprehensive losses that will be reclassified to losses before taxes		(178,886)	(17,708)	(161,183)	(3,151)
Other components of other comprehensive income (loss), before taxes		(194,840)	(29,554)	(161,842)	(9,220)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	670	328	76	258
Income tax relating to other comprehensive income that will not be reclassified to income		670	328	76	258
Income tax relating to other comprehensive income (loss) that will be reclassified to income

Income tax related to cash flow hedges in other comprehensive income (loss)	17	—	(297)	—	(200)
Income taxes related to components of other comprehensive loss will be reclassified to income		—	(297)	—	(200)
Total Other comprehensive income		(194,170)	(29,523)	(161,766)	(9,162)
Total comprehensive income (loss)		211,073	235,593	(16,477)	134,896

Comprehensive income (loss) attributable to owners of the parent		209,863	237,482	(16,034)	135,882
Comprehensive income (loss) attributable to non-controlling interests		1,210	(1,889)	(443)	(986)
TOTAL COMPREHENSIVE INCOME (LOSS)		211,073	235,593	(16,477)	134,896

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2024		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275
Total increase (decrease) in equity
Net income for the period	24	—	—	—	—	—	—	—	—	—	—	403,824	403,824	1,419	405,243
Other comprehensive income (loss)		—	—	—	(192,614)	38,241	(24,308)	(15,280)	—	—	(193,961)	—	(193,961)	(209)	(194,170)
Total comprehensive income		—	—	—	(192,614)	38,241	(24,308)	(15,280)	—	—	(193,961)	403,824	209,863	1,210	211,073
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(121,147)	(121,147)	—	(121,147)
Increase (decrease) through transfers and other changes, equity	24-34	—	—	—	—	—	—	—	—	—	—	—	—	(130)	(130)
Total transactions with shareholders		—	—	—	—	—	—	—	—	—	—	(121,147)	(121,147)	(130)	(121,277)
Closing balance as of June 30, 2024 (Unaudited)		5,003,534	39	—	(4,023,225)	(437)	8,639	(63,839)	37,235	(1,170,016)	(5,211,643)	747,088	539,018	(10,947)	528,071

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2023		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	267,052	267,052	(1,936)	265,116
Other comprehensive income		—	—	—	(4,327)	(31,166)	17,438	(11,515)	—	—	(29,570)	—	(29,570)	47	(29,523)
Total comprehensive income		—	—	—	(4,327)	(31,166)	17,438	(11,515)	—	—	(29,570)	267,052	237,482	(1,889)	235,593
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(80,116)	(80,116)	—	(80,116)
Increase for other contributions from the owners	24	—	17,401	—	—	—	—	—	—	(14,401)	(14,401)	—	3,000	—	3,000
Increase (decrease) through transfers and other changes, equity	24 -33	(8,294,952)	(17,401)	178	—	—	—	—	—	810,302	810,302	7,559,025	57,152	(23)	57,129
Total transactions with shareholders		(8,294,952)	—	178	—	—	—	—	—	795,901	795,901	7,478,909	(19,964)	(23)	(19,987)
Closing balance as of June 30, 2023 (Unaudited)		5,003,534	39	—	(3,809,887)	5,376	(4,184)	(39,632)	37,235	(1,176,750)	(4,987,842)	244,065	259,796	(13,469)	246,327

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the period ended June 30,
	Note	2024	2023
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		6,817,279	6,288,152
Other cash receipts from operating activities		125,484	84,953
Payments for operating activities
Payments to suppliers for the supply goods and services	34	(4,854,611)	(4,558,603)
Payments to and on behalf of employees		(653,235)	(681,849)
Other payments for operating activities		(159,655)	(118,672)
Income taxes (paid)		(29,372)	(11,527)
Other cash inflows (outflows)	34	108,947	(32,584)

Net cash (outflow) inflow from operating activities		1,354,837	969,870
Amounts raised from sale of property, plant and equipment		37,740	46,524
Purchases of property, plant and equipment	34	(427,762)	(263,739)
Purchases of intangible assets		(35,040)	(22,462)
Interest received		58,016	37,772
Other cash inflows (outflows)	34	34,469	31,111

Net cash (outflow) inflow from investing activities		(332,577)	(170,794)
Cash flows inflow (out flow) from financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	24	—	(23)
Loans repayments	34	(143,323)	(159,981)
Payments of lease liabilities	34	(148,118)	(96,105)
Dividends paid	34	(174,838)	—
Interest paid	34	(337,531)	(273,366)
Other cash (outflows) inflows	34	719	(4,133)
Net cash inflow (outflow) from financing activities		(803,091)	(533,608)
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		219,169	265,468
Effects of variation in the exchange rate on cash and cash equivalents		(80,571)	43,086
Net (decrease) increase in cash and cash equivalents		138,598	308,554
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	6	1,714,761	1,216,675
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	1,853,359	1,525,229

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the "Company") is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. At the end of the second quarter of 2024, LATAM’s ADRs are currently trading in the United States of America on the OTC (Over-The-Counter) markets (see update in Note 36).
Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Chile, Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.
The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.
As of June 30, 2024, the Company's statutory capital is represented by 604,441,789,335 ordinary shares without nominal value. As of that date, 604,437,877,587 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings, as well as the Capital decrease required for the Chilean Capital Markets law that appears in a public deed dated September 6, 2023, granted at the Notaría of Santiago of Mr. Eduardo Javier Diez Morello, and the modification of the Company's bylaws to account for said full capital reduction, agreed at an Extraordinary Shareholders meeting dated April 25, 2024, reduced to a public deed dated April 25, 2024, granted in the Notary of Santiago of Mr. Luis Eduardo Rodriguez Burr, an extract of which was registered in the Commercial Registry of the Registrar of Real Estate of Santiago on page 44,323 number 18,314 corresponding to the year 2024, and was published in the Official Gazette dated May 29, 2024.

The major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 45.96%, Banco de Chile on behalf of Non-Resident Third Parties with 10.89%, Delta Air Lines with 10.05% and Qatar Airways with 10.03% ownership (see update in Note 36).

As of June 30, 2024, the Company had a total of 2,144 shareholders in its registry. At that date, approximately 0.01% of the Company's capital stock was in the form of ADRs (see update in Note 36).

During the first semester of 2024, the Company had an average of 36,556 employees, ending this period with a total of 37,124 collaborator, distributed in 5,360 Administration employees, 18,511 in Operations, 8,982 Cabin Crew and 4,271 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)Percentage ownership

Tax No.	Company	Country of origin	Functional Currency	As June 30, 2024			As December 31, 2023
				Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
76.717.244-3	Prime Cargo SpA.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Professional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0987	36.9013	100.0000	63.0987	36.9013	100.0000

(*)     As of June 30, 2024, the indirect participation percentage of TAM S.A. and its Subsidiaries is from Holdco I S.A., a company which LATAM Airlines Group S.A. has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No. 863 of the Brazilian government implemented in December of 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)Financial Information

		Statement of financial position						Net Income
								For the six months period ended At June 30,
		As of June 30, 2024			As of December 31, 2023			2024	2023

Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	385,172	1,842,695	(1,088,940)	487,236	1,835,537	(1,000,622)	(109,900)	(31,742)
Foreign	Latam Airlines Perú S.A.	386,865	302,682	84,183	334,481	285,645	48,836	35,346	(21,209)
93.383.000-4	Lan Cargo S.A.	442,784	221,678	221,106	391,430	189,019	202,411	20,667	(38,891)
76.717.244-3	Prime Cargo SpA.	14,383	13,536	847	912	—	912	—	—
Foreign	Connecta Corporation	56,956	3,094	53,862	64,054	6,790	57,264	(3,402)	(2,518)
Foreign	Prime Airport Services Inc. and Subsidiary (*)	19,470	16,722	2,747	19,435	17,241	2,194	555	785
96.951.280-7	Transporte Aéreo S.A.	254,226	130,630	123,596	280,117	151,066	129,051	(3,828)	16,627
96.631.520-2	Fast Air Almacenes de Carga S.A.	12,918	7,362	5,556	14,255	10,455	3,800	2,325	208
Foreign	Laser Cargo S.R.L.	—	-	—	—	1	(1)	—	—
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	—	—	—	—	—	—	—	(268)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	212,937	111,394	(59,234)	166,503	80,502	(71,744)	15,542	(17,050)
96.575.810-0	Inversiones Lan S.A. (*)	1,209	47	1,162	1,238	50	1,188	(27)	27
96.847.880-K	Technical Training LATAM S.A.	1,265	820	445	1,246	893	353	126	380
Foreign	Latam Finance Limited	112	208,620	(208,508)	114	208,621	(208,507)	(1)	(1)
Foreign	Professional Airline Services INC.	15,463	9,816	5,647	15,571	10,943	4,628	701	770
Foreign	Jarletul S.A.	14	1,102	(1,088)	16	1,101	(1,085)	(3)	12
Foreign	Latam Travel S.R.L.	93	—	93	92	—	92	—	5
76.262.894-5	Latam Travel Chile II S.A.	356	1,239	(883)	356	1,239	(883)	—	(1)
Foreign	Latam Travel S.A.	4,211	1,630	2,581	4,547	1,554	2,993	(2,933)	(2,489)
Foreign	TAM S.A. and Subsidiaries (*)	4,176,633	2,855,766	1,320,867	4,239,702	3,027,373	1,212,329	296,149	169,341

(*)    The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments (Liquidated in May 2023); and (3) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2023 and June 30, 2024, are detailed below:

(1)Incorporation or acquisition of companies

-On March 29, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.
-On March 29, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On March 29, 2023, a capital increase was made in Aerovías de Integración Regional S.A. through the contribution of made a capital increase where Holdco Colombia I SpA made a contribution through accounts receivable for ThUS$120,410, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On April 14, 2023, a capital reduction was carried out in Lan Argentina S.A. through the absorption of losses in the sum of ThUS$160,170. Consequently, there were no significant changes in the shareholding composition and therefore it did not generate any effect within the Consolidated Financial Statements.

-On June 7, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On June 7, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On June 13 and 14, 2023, Inversiones Lan S.A. made a purchase of 923 shares from third parties, for an a total amount of ThUS$23, of the subsidiary Aerovías de Integración Regional S.A., consequently, these transactions generated a decrease in the non-controlling interest, without generating significant effects on the Consolidated Financial Statements.

-On July 21, 2023, a capital increase was carried out in Latam Airlines Ecuador S.A through the contribution of accounts receivable held by Holdco Ecuador S.A for ThUS$3,100, consequently, there were no significant changes in the shareholding composition and Therefore, it did not generate any effect within the Consolidated Financial Statements.

-On July 28, 2023, Lan Cargo S.A purchased 1 share of Lan Cargo Overseas Limited from Inversiones Lan S.A. Consequently, there were no significant changes in the shareholding composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On August 1, 2023, Inversiones Lan S.A. purchased 1 share of Americonsult SA de CV from Lan Cargo Overseas Limited. Consequently, there were no significant changes in the shareholding composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On August 4, 2023, the merger of Holdco Colombia II SpA into Lan Pax Group S.A takes place, acquiring the latter all of its assets, liabilities, rights and obligations. As a result of the above, Holdco Colombia II SpA is dissolved. On the same date Lan Pax Group S.A carries out a capital increase of ThUS$347 in Holdco Colombia I SpA through the contribution of 47,010 shares of Aerovías de Integración Regional S.A. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. Group. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Mas Investment Limited was liquidated and its controller Lan Cargo Overseas Limited acquired all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Mas Investment Limited held in the following companies: (i) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (ii) Americonsult, S.A. de C.V., equivalent to 499 shares; (iii) Transporte Aéreo S.A. equivalent to 109,662 shares; and (iv) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Lan Cargo Overseas Limited was liquidated and its controller Lan Cargo S.A acquired all its all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Lan Cargo Overseas Limited held in the following companies: (i) Prime Airport Services Inc., equivalent to 105 shares; (ii) Americonsult de Costa Rica S.A, equivalent to 66 shares; (iii) Americonsult de Guatemala, Sociedad Anónima, equivalent to 50 shares; (iv) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (v) Americonsult, S.A. de C.V., equivalent to 499 shares; (vi) Transporte Aéreo S.A. equivalent to 109,662 shares; and (vii) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 15, 2023, a capital increase was made in TAM S.A. through the contribution of ThUS$106,104 on accounts receivable from LATAM Airlines Group S.A.; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On September 15, 2023, a capital increase was made in TAM Linheas Aéreas S.A through the contribution of ThUS$106,104 on accounts receivable from TAM S.A., consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On October 23 and 30, 2023, Inversiones Lan S.A. purchased a total 183 shares from Non- controlling interest, for an a total amount of ThUS$2, of the subsidiary Aerovías de Integración Regional S.A., consequently, these transactions generated a decrease in non-controlling interest, with no generating significant effects on the Consolidated Financial Statements.

-On December 6, 2023, the company Prime Cargo SpA was incorporated, which is 100% owned by Lan Cargo S.A., whose exclusive purpose is to carry out storage activities for all types of products and/or merchandise.

-On December 29, 2023, LATAM Airlines Group S.A. purchased of 2,392,166 preferred shares of Inversora Cordillera S.A. a Transportes Aéreos del Mercosur S.A.;consequently, the shareholding composition of Inversora Cordillera S.A. is as follows: Lan Pax Group S.A. with 99.95% and LATAM Airlines Group S.A. with 0.05%. These transactions were between subsidiaries of LATAM Airlines Group not generating any effects within the Consolidated Financial Statements.

-On December 29, 2023, LATAM Airlines Group S.A. purchased of 53,376 preferred shares of LAN Argentina S.A. a Transportes Aéreos del Mercosur S.A.;consequently, the shareholding composition of LAN Argentina S.A. is as follows: Lan Pax Group S.A. with 4.99%, Inversora Cordillera S.A. with 94.96% and LATAM Airlines Group S.A. with 0.05%. These transactions were between subsidiaries of LATAM Airlines Group not generating any effects within the Consolidated Financial Statements.

-On March 18, 2024, a capital reduction was carried out in Inversiones Aéreas S.A. through the absorption of accumulated losses in the sum of ThUS$175,140. As a consequence of this decrease in capital, the number of shares was reduced by 6,634,496, without modifying the original participation of its shareholders. This transaction did not generate any effect within the Consolidated Financial Statements.

-On May 14, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$45,271, equivalent to 10 shares. As a result of this increase, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.    Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of June 30, 2024 and for the three and six months ended June 30, 2024 and 2023, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 describe the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2023 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2024.

(a)Application of new standards for the year 2024:
Accounting pronouncements with implementation effective from January 1, 2024:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendment to IAS 1: Presentation of financial statements, on classification of liabilities.	January 2020	01/01/2024

Amendment to IAS 1: Presentation of financial statements, on noncurrent liabilities with covenants.	October 2022	01/01/2024

Amendment to IFRS 16: Leases, on sales with leaseback.	September 2022	01/01/2024

Amendments to IAS 7 "Statement of cash flows" and IFRS 7 "Financial Instruments: Information to be Disclosed"	May 2023	01/01/2024

The application of these accounting standards as of January 1, 2024, had no significant effect on the Company's consolidated financial statements.

(b)     Accounting pronouncements not in force for the financial year beginning on January 1, 2024:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendments to IAS 21: Lack of Exchangeability	August 2023	01/01/2025

IFRS 18: Presentation and disclosures in the financial statements	April 2024	01/01/2027

Amendment to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	May 2024	01/01/2026

IFRS 19 Subsidiaries without Public Accountability: Disclosures	May 2024	01/01/2027

The Company's management is evaluating the impacts that the application of IFRS 18 Presentation and disclosures in the financial statements; and the amendments to IFRS 9 and IFRS 7 may have on the consolidated financial statements. Where it is estimated that the adoption of the amendments to IAS 21 and IFRS 19 Subsidiaries without Public Liability: Disclosures, will not have significant effects on the company's consolidated financial statements in the year of its first adoption.

(c)     Chapter 11 Filing and Exit

Chapter 11 Filing and Procedure: Due to the effects on the operation of the restrictions established in the countries to control the effects of the COVID-19 pandemic, on May 25, 2020 the Board of LATAM Airlines Group S.A. (“LATAM Parent”) resolved unanimously that LATAM Parent and some its subsidiaries should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same, which petition was submitted on May 26, 2020 and was jointly administered under Case Number 20- 11254. Subsequently, Piquero Leasing Limited (July 7, 2020) and TAM S.A. and its subsidiaries in Brazil (July 9, 2020) joined the process (the voluntary petitions, collectively, the “Bankruptcy Filing” and each LATAM entity that filed a petition, a “Debtor” and jointly, the “Debtors”).

As part of their overall reorganization process, while the Chapter 11 proceedings were outstanding the Debtors sought and received relief in certain non-U.S. jurisdictions (i.e., Cayman Islands, Chile and Colombia).

The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) was jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20- 11254. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ joint plan of reorganization (the “Plan”) and rejecting all remaining objections and entered an order confirming the Plan (the “Confirmation Order”). On November 3, 2022 (the “Effective Date”), the Plan was substantially consummated and each of the Debtors emerged from the Chapter 11 proceedings as “Reorganized Debtors”. Thereafter, the Reorganized Debtors were permitted to operate their businesses and manage their properties without supervision of the Bankruptcy Court and free of the restrictions of the Bankruptcy Code.

Pursuant to the Plan, the Company received an infusion of approximately US$8.19 billion through a mix of new equity, convertible notes and debt, which enabled the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company had total debt of approximately US$6.8 billion, cash and cash equivalents of approximately US$1.1 billion and revolving undrawn facilities in the amount of US$1.1 billion.

Pursuant to the Plan and Backstop Agreements, LATAM raised up to US$500 million through a new revolving credit facility and approximately US$2.25 billion in total new money debt financing through exit financing (new term loan and new notes). This revolving credit line was modified after the close of the second quarter of 2024 as reported in Note 36.

As customary in this type of restructurings, the docket of the Chapter 11 proceedings remained open after the Effective Date to finalize the reconciliation process of certain claims that were still outstanding as of the Effective Date, as well as to resolve certain administrative matters.

On June 29, 2023, the Bankruptcy Court entered a final decree in the Chapter 11 proceedings ordering that Case Number 20- 11254 and its docket be closed (the “Final Decree”). The foregoing, as a result of the resolution of substantially all remaining matters in the Chapter 11 proceedings and all appeals of the Confirmation Order.

2.2.    Basis of Consolidation

(a)    Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b)    Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c)    Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)    Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.    Foreign currency transactions

(a)    Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and its Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States Dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)    Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)    Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS Accounting Standards, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group's entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary ítems and income and costs are recognized in the consolidated income statement under "Result of indexation units".

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 were recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)    Group entities

The results and the financial situation of the Group's entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)    Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)    The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)    All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within "Gain (losses) from exchange rate difference, before tax".

For those subsidiaries of the group whose functional currency is different from the presentation currency and corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.    Property, plant and equipment

The land of LATAM Airlines Group S.A. and its Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are recorded, both at their initial recognition and their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions "Cost of sale" and "Administrative expenses".

The residual value and the useful life of assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.    Intangible assets other than goodwill

(a)     Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

(b)    Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

2.6.    Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.    Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under "Other gains (losses)".

2.8.    Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)      Debt instruments
The subsequent measurement of debt instruments depends on the group's business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)      Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit.

2.9. Derivative financial instruments and embedded derivatives
Derivative financial instruments and hedging activities
Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:
(a) Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or
(b)      Derivatives that do not qualify for hedge accounting.
At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.
The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an Other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.
(a) Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.
For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line-item Cost of sales to the extent that the fuel subject to the hedge is used.
Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to this part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.
When a hedging instrument matures, is sold, or fails to meet the requirements to be accounted for as a hedge, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.
When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.
(b) Derivatives not booked as a hedge
The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

Embedded derivatives
The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10.    Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.    Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under "Cost of sales". When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.    Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.    Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.    Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.    Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.
Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal and compliance with contractual agreements at the closing date of these financial statements.

Convertible Notes

The component parts of the convertible notes issued by LATAM Airlines Group S.A. are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16.    Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. When deferred taxes arise from the initial recognition of a liability or an asset in a transaction other than a business combination, which at the time of the transaction does not affect either the accounting result or the tax profit or loss, they are recorded. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a) there is a legally enforceable right to set off current tax assets and liabilities, and
(b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

LATAM Airlines Group S.A has evaluated the potential impact from the implementation of the “GloBE or Pillar Two rules”, which seeks to ensure that multinational groups pay a minimum effective tax rate of 15%. Based on the analysis carried out, we have concluded that, either because they fall outside the scope of the GloBE Rules (as they do not meet the criteria to be considered a “Constituent Entity” for the purposes of the Pillar) or they are located in jurisdictions that do not have implemented said GloBE Rules, no entity, permanent establishment or vehicle of the LATAM Group should be subject to the GloBE Rules in fiscal year 2024, LATAM Group constantly evaluates these potential impacts. At the close of this financial statements, the group does not present expenses or income for current taxes related to the Pillar Two income tax.

LATAM Airlines Group S.A. and its Subsidiaries have adopted the exception of paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023, relating to the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

2.17.    Employee benefits

(a)    Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.
(b)    Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)         Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)    Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)     Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.    Provisions

Provisions are recognized when:

(i) The Company has a present legal or constructive obligation as a result of a past event;

(ii) It is probable that payment is going to be required to settle an obligation; and

(iii) A reliable estimate of the obligation amount can be made.

2.19.    Revenue from contracts with customers

(a)     Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)     Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c)     Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading "Other current non-financial assets" in the Consolidated Classified Statement of Financial Position.

(d)     Frequent passenger program

The Company maintains the following loyalty programs: LATAMPASS’s and LATAMPASS’s Brazil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner.

(1)    Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value ("ETV"). Our estimate of ETV is adjusted for miles and points that are not likely to be redeemed ("breakage").

The balance of miles and points that are pending to redeem are included within deferred revenue.

(2)    Miles sold to financial and non-financial partners

To value the miles or points earned through financial and non-financial partners, the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and Subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

2.20.    Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-The amount of the initial measurement of the lease liability;
-Lease payment made at or before commencement date;
-Initial direct costs, and
-Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-Fixed payments including in substance fixed payment.
-Variable lease payments that depend on an index or a rate;
-The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM Airlines Group S.A. uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM Airlines Group S.A. uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under “Other financial liabilities, current or non-current”.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in "Financial costs".

Principal and interest are present in the consolidated cash flow as "Payments of lease liability" and "Interest paid", respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a)     That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.
(b)     Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

2.21.    Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.    Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed; and once done, recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.    Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.    Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)    Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed manuals and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i)    Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended June 30, 2024, the Company recognized gains of US$21.8 million for fuel hedging net of premiums in the costs of sales for the year. During the period ended June 30, 2023, the Company recognized gains of US$15.3 million for fuel hedging net of premiums in the costs of sales for the year.

As of June 30, 2024, the market value of the fuel positions amounted to US$29.6 million (positive). At the end of December 2023, this market value was US$22.1 million (positive).

The following tables show the level of hedge for different periods:

Positions as of June 30, 2024 (*) (Unaudited)	Maturities
	Q324	Q424	Q125	Q225	Total
Percentage of coverage over the expected volume of consumption	43%	40%	19%	12%	29%

Positions as of December 31, 2023 (*)	Maturities
	Q124	Q224	Q324	Q424	Total
Percentage of coverage over the expected volume of consumption	35%	32%	30%	22%	30%

(*) The percentage shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the policy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of June 2024 and the end of December 2023. The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the first half of 2025.

Benchmark price (US$ per barrel)	Positions as of June 30, 2024 effect on Equity (MUS$)	Positions as of December 31, 2023 effect on Equity (MUS$)
	Unaudited
+5	+12.0	+10.8
-5	-12.2	-10.7

Given the fuel hedging structure for the year 2024, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$ 70.6 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$ 74.6 million in higher fuel costs.

(ii)    Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian real (R$), and are actively managed by the Company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of June 30, 2024, the Company recognized gains of US$4.0 million for FX hedging derivatives net of premiums reflected in the cost of sale. At the end of June of 2023, the Company recognize losses for US$5.3 million for FX hedging derivatives cost of sales.

As of June 30, 2024, the market value of hedging FX derivative positions is US$2.7 million (positive). As of December 31, 2023, the market value of the hedging FX derivative positions was US$ 1.5 million (negative). As of June 30, 2024, the Company has current hedging FX derivatives for US$148 million. . As of December 31, 2023, the Company holds current hedging FX derivatives of US$404 million.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation) of R$/US$	Effect on equity as of June 30, 2024 (MUS$)	Effect on equity as of December 31, 2023 (MUS$)
	Unaudited
-10%	-3.4	-10.0
+10%	+0.7	+19.0

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses).

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from US dollar to Brazilian reais, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

In order to reduce the impact on the Company's result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation) of R$/US$	Effect on Income Statement for the year ended June 30, 2024 (MUS$)	Effect on Income Statement for the year ended June 30, 2023 (MUS$)
	Unaudited	Unaudited
-10%	-27.0	+31.1
+10%	+27.0	-31.1

Impact of the exchange rate variation in the Equity, from translate the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment).

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation of 10% in the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at June 30, 2024 MUS$	Effect at December 31, 2023 MUS$
	Unaudited
-10%	+314.27	+327.01
+10%	-257.13	-267.56

(iii)    Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”) . Due to the fact that the publication of LIBOR ceased by June 30th 2023, the company has effectively migrated to SOFR as an alternative rate, which was fully materialized on September 30th 2023.

Of the company's financial debt subject to variable rates, all of the contracts maintain exposure to the SOFR reference rate.

Mitigation:

Currently, 50% (50% as of December 31, 2023) of the debt has fixed rate. The variable debt is indexed to the reference rate based on SOFR.

Likewise, most of the company's liquidity is denominated in dollars and indexed to a return rate similar and with alike fluctuation to the SOFR rate, which helps reduce exposure.

Rate Hedging Results:

During the period ended June 30, 2024, the Company did not recognized any losses for premiums paid. At the end of June of 2023, losses of US$1.9 million (negative) were recognized corresponding to the recognition in profit for premiums paid.

As of June 30, 2024, the value of the interest rate derivative positions corresponding to operating leases to fix the income of future plane arrivals amounted to US$ 0.03 thousands (positive), at the end of December 2023 the Company did not have interest rate derivatives outstanding.

As of June 30, 2024, the Company did not recognize a decrease in the right-of-use asset due to the expiration of derivatives associated with some aircraft leases. As of December 31, 2023, the Company recognized a decrease in the right-of-use asset due to the expiration of derivatives for US$ 14.9 million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$ 1.0 million (positive) is recognized. At the end of June of 2023, the Company recognized US$ 0.4 (positive) million for this same concept.

As of June 30, 2024, the Company did not settle any derivatives associated with hedges of leased aircraft.

Sensitivity analysis:
The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) of future curve SOFR rate	Positions as of June 30, 2024 effect on Income (Loss) before taxes (MUS$)	Positions as of June 30, 2023 effect on Income (Loss) before tax (MUS$)
	Unaudited	Unaudited
+100 basis points	-19.24	-21.69
-100 basis points	+19.24	+21.69

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity.

Increase (decrease) interest rate curve	Positions as of June 30, 2024 effect on equity (MUS$)	Positions as of December 31, 2023 effect on equity (MUS$)
	Unaudited
+100 basis points	+2.10	—
-100 basis points	-2.20	—

The calculations were made by vertically increasing (decreasing) 100 base points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the periods presented, the Company did not record any losses for ineffectiveness in the consolidated income statement for this type of coverage.

(b)     Credit risk

Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of June 30, 2024 has experienced an increased by 4% compared to the balance as of December 31, 2023, mainly due to an increase in passenger transportation operations (travel agencies and corporate) that increased by 22% in its sales, mainly affecting the payment methods credit card 25%, and cash sales 15%. In relation to the cargo business, it presented a decrease in its operations of 13% compared to December 2023. There was special consideration for the Expected Credit Loss calculation for the clients with balance at the year end that management considered risky. The Expected Credit Loss at the end of June 2024 had a decrease 17% compared to the end of December 2023, as a result of the decrease in the portfolio due to collection, and due to the application of write-offs.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.
To reduce the credit risk related to operational activities, the company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds and short-term mutual funds. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, and (ii) investment limits according to the Company’s level of liquidity. According to these two parameters, the Company chooses the most restrictive parameter of the previous two and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)     Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

The sales invoicing of TAM Linhas Aéreas S.A. related with cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aereas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to mitigate the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)    Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations.

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of June 30, 2024, the balance of liquid funds is US$1,853 million ((US$ 1,715 million as of December 31, 2023), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of June 30, 2024, LATAM maintains two Revolving Credit Facility for a total of US$1,100 million, one for an amount of US$600 million and another for an amount of US$500 million, which are fully available. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with other Chapter 11 exit financing debt. (See Note 31)

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2024 (Unaudited)
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	GOLDMAN SACHS	U.S.A.	US$	43,862	131,388	345,472	1,130,542	—	1,651,264	1,083,500	Quarterly	20.22	14.95

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	3,064	6,077	6,077	176,232	191,450	151,921	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	153,813	307,625	667,344	746,813	1,875,595	1,150,000	To the expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,992	18,048	47,236	45,395	116,212	232,883	165,791	Quarterly	6.94	6.94
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,950	17,578	45,139	42,476	43,485	154,628	123,534	Quarterly/Monthly	8.75	8.75

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	452	11,333	43,524	42,376	6,909	104,594	99,109	Quarterly	2.29	2.05
0-E	MUFG	U.S.A.	US$	2,366	—	—	—	—	2,366	2,236	Quarterly	7.09	7.09
0-E	CREDIT AGRICOLE	France	US$	6,280	32,952	74,231	225,422	—	338,885	258,996	To the expiration	9.43	9.43

Financial lease
0-E	NATIXIS	France	US$	10,488	31,018	79,551	95,395	62,249	278,701	203,398	Quarterly	7.55	7.55
0-E	US BANK	U.S.A.	US$	17,170	31,420	—	—	—	48,590	47,806	Quarterly	4.59	3.25
0-E	EXIM BANK	U.S.A.	US$	3,239	69,631	192,096	134,495	49,567	449,028	413,072	Quarterly	4.12	3.30
0-E	BANK OF UTAH	U.S.A.	US$	5,901	17,745	47,775	63,199	96,732	231,352	169,740	Monthly	10.71	10.71

Others loans
0-E	OTHERS (*)	Chile	US$	101	—	—	—	—	101	101	To the expiration	—	—
	TOTAL			101,801	517,990	1,188,726	2,452,721	1,298,205	5,559,443	3,869,207
(•)Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2024 (Unaudited)
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	8,866	—	14,986	14,986	Quarterly	—	—

	TOTAL			510	1,530	4,080	8,866	—	14,986	14,986

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2024 (Unaudited)
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	125,000	455,117	1,181,788	987,858	1,872,351	4,622,114	3,148,137	—	—	—
	OTHER ASSETS	OTHERS	US$	2,426	7,194	18,923	18,980	59,451	106,974	68,560	—	—	—
			CLP	18	53	51	—	—	122	107	—	—	—
			UF	823	4,503	9,376	8,038	4,275	27,015	24,962	—	—	—
			COP	116	205	235	99	—	655	511	—	—	—
			EUR	29	85	102	16	—	232	227	—	—	—
			BRL	2,069	5,824	13,267	13,024	20,918	55,102	31,204	—	—	—
			MXN	109	292	161	—	—	562	560	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	1,085,093	152,449	—	—	—	1,237,542	709,933	—	—	—
			CLP	18,593		—	—	—	18,593	64,317	—	—	—
			BRL	241,901	2,797	—	—	—	244,698	409,474	—	—	—
			Other currency	132,303	7,243	—	—	—	139,546	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	4,013	—	—	—	4,013	4,013	—	—	—
Foreign	Delta Air Lines, Inc.	USA	US$	—	2,930	—	—	—	2,930	2,930	—	—	—
	Total			1,608,480	642,705	1,223,903	1,028,015	1,956,995	6,460,098	4,583,124
	Total consolidated			1,710,791	1,162,225	2,416,709	3,489,602	3,255,200	12,034,527	8,467,317

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
97.023.000-9	GOLDMAN SACHS	U.S.A.	US$	44,721	127,878	302,953	1,192,355	—	1,667,907	1,089,000	Quarterly	20.31	15.04

Obligations with the public
97.030.000-7	SANTANDER	Chile	UF	—	3,230	6,409	6,409	182,647	198,695	160,214	At Expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	153,813	307,625	697,438	793,625	1,952,501	1,150,000	At Expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	At Expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,940	17,082	41,319	40,578	120,730	225,649	171,704	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,948	16,928	42,098	40,736	54,056	159,766	132,585	Quarterly / Monthly	8.76	8.76

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	452	1,348	43,531	43,494	16,665	105,490	99,109	Quarterly	2.29	2.05
0-E	MUFG	U.S.A.	US$	12,919	37,926	16,649	—	—	67,494	64,102	Quarterly	7.11	7.11
0-E	CREDIT AGRICOLE	France	US$	6,451	33,576	75,714	243,842	—	359,583	266,768	At Expiration	9.43	9.43

Financial lease
0-E	NATIXIS	France	US$	10,653	30,443	73,474	70,443	94,995	280,008	215,357	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,984	50,411	17,681	—	—	86,076	84,177	Quarterly	4.41	3.16
0-E	PK AIRFINANCE	U.S.A.	US$	—	—	—	—	—	—	—	Quarterly	—	—
0-E	EXIM BANK	U.S.A.	US$	3,262	9,389	216,015	148,582	75,118	452,366	413,072	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	5,891	17,705	47,590	54,357	117,597	243,140	172,582	Monthly	10.71	10.71

Others loans
0-E	OTHERS (*)	Chile	US$	104	—	—	—	—	104	104	At Expiration	—	—
	TOTAL			114,325	499,729	1,191,058	2,538,234	1,455,439	5,798,785	4,018,777
(•)Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial Leases
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	16,006	Semiannual/Quarterly	—	—

	TOTAL			510	1,530	4,080	9,886	—	16,006	16,006

´

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	139,599	419,554	1,116,682	928,238	1,685,262	4,289,335	2,894,195	—	—	—
	OTHER ASSETS	OTHERS	US$	2,523	7,276	14,863	846	1,404	26,912	25,680	—	—	—
			CLP	19	57	94	—	—	170	135	—	—	—
			UF	557	1,255	2,906	2,426	5,099	12,243	11,097	—	—	—
			COP	122	308	266	148	—	844	667	—	—	—
			EUR	63	101	172	23	—	359	296	—	—	—
			BRL	2,314	6,871	15,177	14,438	25,742	64,542	35,841	—	—	—
			MXN	24	71	8	—	—	103	84	—	—	—
Trade and other accounts payables
	OTHERS	OTHERS	US$	846,541	7,063	—	—	—	853,604	709,933	—	—	—
			CLP	44,593	8,072	—	—	—	52,665	64,317	—	—	—
			BRL	309,999	7,671	—	—	—	317,670	409,474	—	—	—
			Other currency	178,740	5,522	—	—	—	184,262	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	2,312	—	—	—	2,312	2,312	—	—	—
Foreign	Delta Air Lines, Inc.	USA	US$	—	5,132	—	—	—	5,132	5,132	—	—	—

	Total			1,525,094	471,265	1,150,168	946,119	1,717,507	5,810,153	4,277,352
	Total consolidated			1,639,929	972,524	2,345,306	3,494,239	3,172,946	11,624,944	8,312,135

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of June 30, 2024, the Company maintains guarantees for US$4.0 million corresponding to derivative transactions. The decrease is due to: i) Lower collateral transfers to bank counterparties at the time of contract closing and ii) changes in fuel prices, exchange rates and interest rates. At the end of 2023, the Company had guarantees for US$12.8 million corresponding to derivative transactions.

3.2.    Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group's companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The Company's international credit rating is the result of its ability to meet its long-term financial commitments. As of June 30, 2024, The Company has a national scale rating of BBB+ with positive outlook by Fitch and a rating of BBB with positive outlook by Feller. On an international scale, it has a rating of B+ with a positive outlook by Standard & Poor's, a rating of Ba3 with a stable outlook by Moody's and a rating of BB- with a positive outlook by Fitch.

3.3.     Estimates of fair value.

At June 30, 2024, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.    Derivative financial instruments:

This category includes the following instruments:

-Fuel derivative contracts,

-Currency derivative contracts,

-Interest rate derivative contracts.

2.    Financial Investments:

This category includes the following instruments:

-Investments in short-term Mutual Funds (cash equivalent).

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of June 30, 2024				As of December 31, 2023
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Assets
Cash and cash equivalents	94,167	94,167	—	—	89,706	89,706	—	—
Short-term mutual funds	94,167	94,167	—	—	89,706	89,706	—	—

Other financial assets, current	34,253	—	34,253	—	22,136	—	22,136	—
Fair value interest rate derivatives	26	—	26	—	-	—	-	—
Fair value of fuel derivatives	31,513	—	31,513	—	22,136	—	22,136	—
Fair value of foreign currency derivative	2,714	—	2,714	—	—	—	—	—

Other financial assets, non-current	645	—	645	—	—	—	—	—
Fair value of fuel derivatives	645		645	—	—	—	—	—

Liabilities

Other financial liabilities, current	2,570	—	2,570	—	1,544	—	1,544	—
Fair value of fuel price derivatives	2,570	—	2,570	—	—	—	—	—
Fair value of foreign currency derivatives	—	—	—	—	1,544	—	1,544	—

Additionally, at June 30, 2024, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of June 30, 2024		As of December 31, 2023
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	1,759,192	1,759,192	1,625,055	1,625,055
Cash on hand	3,562	3,562	2,019	2,019
Bank balance	720,822	720,822	552,187	552,187
Overnight	48,953	48,953	75,236	75,236
Time deposits	985,855	985,855	995,613	995,613
Other financial assets, current	70,952	70,952	152,683	152,683
Other financial assets	70,952	70,952	152,683	152,683
Trade debtors, other accounts receivable and Current accounts receivable	1,250,663	1,250,663	1,385,910	1,385,910
Accounts receivable from entities related, current	11	11	28	28
Other financial assets, non-current	45,677	45,677	34,485	34,485
Accounts receivable, non-current	12,389	12,389	12,949	12,949

Other current financial liabilities	623,980	899,279	594,519	867,791
Accounts payable for trade and other accounts payable, current	1,954,510	1,954,510	1,765,279	1,765,279
Accounts payable to entities related, current	6,943	6,943	7,444	7,444
Other financial liabilities, non current	6,487,154	6,447,984	6,341,669	6,174,294
Accounts payable, non current	416,485	416,485	418,587	418,587

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities..

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, revenue, expenses and commitments. Basically, these estimates refer to:

(a)     Impairment of Intangible asset with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b)     Depreciation expense and impairment of Properties, Plant and Equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)     Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group's cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)     Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred revenue. Ordinary revenue from the sale of tickets is recognized in the statement of income when the passenger transportation service is provided or expires due to non-use. The Company evaluates the probability of expiration of air tickets on a monthly basis, based on the history of use. A change in this probability could impact revenue in the year in which the change occurs and in future years.

As of June 30, 2024, deferred revenues associated with air tickets sold amount to ThUS$1,965,636 (ThUS$2,009,242 as of December 31, 2023). A hypothetical change of one percentage point in the probability of expiration of up to ThUS$9,748 per month (ThUS$10,150 as of December 31, 2023).

(e)     Valuation of the miles and points awarded to the holders of the loyalty programs, pending use.
As of June 30, 2024, deferred revenue associated with the LATAM Pass loyalty program from Spanish-speaking countries increased to ThUS$1,023,847 (ThUS$1,099,580 as of December 31, 2023). An hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$32,443 on the results of 2024 (ThUS$30,727 as of June 30, 2023). Deferred revenue associated with the LATAM Pass Brazil loyalty program increased to ThUS$192,390 as of June 30, 2024 (ThUS$179,151 as of December 31, 2023). An hypothetical change of one percentage point in the exchange probability would result in an accumulated impact of ThUS$5,281 on the results of 2023 (ThUS$4,455 as of June 30, 2023).
The company, in conjunction with an external consultant, estimates the probability of non-use based on a predictive model, according to the redemption behaviors and validity of miles and points using significant judgments and critical assumptions which consider the historical use activity and the expected use pattern.

(f)     Legal Contingencies

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)     Leases

In year 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company's indebtedness conditions. Because of this, all new contracts entered into from 2022 and all contracts that were modified from 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i)Discount rate

To determine the present value of lease payments, the Company uses the implicit rate in the contracts when it is easily determinable. Otherwise, it uses the lessee's estimated incremental borrowing rate, which is derived from the information available at the lease commencement date. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates. A one percentage point decrease in our estimate of the rates used in determining the current lease liabilities for the registered fleet as of June 30, 2024, would increase the lease liability by approximately US$121 million (US$111 million as of December 31, 2023).

(ii)Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee's control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of June 30, 2024, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Peru	519,496	428,839	250,344	211,549
Argentina	130,438	136,849	55,609	63,343
U.S.A.	628,208	529,042	304,516	239,056
Europe	430,167	408,102	185,259	177,242
Colombia	330,826	288,897	160,201	155,097
Brazil	2,732,622	2,193,019	1,314,199	1,102,327
Ecuador	186,554	164,346	93,137	84,241
Chile	953,197	917,600	451,410	424,723
Asia Pacific and rest of Latin America	338,972	337,825	168,606	175,299
Income from ordinary activities	6,250,480	5,404,519	2,983,281	2,632,877
Other operating income	100,771	77,002	46,637	43,186

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.
The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Cash on hand	3,562	2,019
Bank balances (1)	720,822	552,187
Overnight	48,953	75,236
Total Cash	773,337	629,442
Cash equivalents
Time deposits	985,855	995,613
Mutual funds	94,167	89,706
Total cash equivalents	1,080,022	1,085,319
Total cash and cash equivalents	1,853,359	1,714,761
(1) As of June 30, 2024, within the item bank balances are ThUS$627,395 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$391,966 as of December 31, 2023)

Cash and cash equivalents are denominated in the following currencies:

Currency	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Argentine peso	7,932	3,438
Brazilian real	467,876	520,796
Chilean peso	36,913	47,933
Colombian peso	35,486	36,326
Euro	12,490	25,329
US Dollar	1,234,792	1,020,467
Pound Sterling	2,843	5,073
Mexican peso	5,625	8,159
R.P. Chinese Yuan	35,005	20,801
Other currencies	14,397	26,439
Total	1,853,359	1,714,761

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of June 30, 2024 (Unaudited)

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,759,192	94,167	—	1,853,359
Other financial assets, current	70,952	—	34,253	105,205
Trade and others accounts receivable, current	1,250,663	—	—	1,250,663
Accounts receivable from related entities, current	11	—	—	11
Other financial assets, non current	45,677	—	645	46,322
Accounts receivable, non current	12,389	—	—	12,389
Total	3,138,884	94,167	34,898	3,267,949

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	623,980	2,570	626,550
Trade and others accounts payable, current	1,954,510	—	1,954,510
Accounts payable to related entities, current	6,943	—	6,943
Other financial liabilities, non-current	6,487,154	—	6,487,154
Accounts payable, non-current	416,485	—	416,485
Total	9,489,072	2,570	9,491,642

As of December 31, 2023

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,625,055	89,706	—	1,714,761
Other financial assets, current	152,683	—	22,136	174,819
Trade and others accounts receivable, current	1,385,910	—	—	1,385,910
Accounts receivable from related entities, current	28	—	—	28
Other financial assets, non current	34,485	—	—	34,485
Accounts receivable, non current	12,949	—	—	12,949
Total	3,211,110	89,706	22,136	3,322,952

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	594,519	1,544	596,063
Trade and others accounts payable, current	1,765,279	—	1,765,279
Accounts payable to related entities, current	7,444	—	7,444
Other financial liabilities, non-current	6,341,669	—	6,341,669
Accounts payable, non-current	418,587	—	418,587
Total	9,127,498	1,544	9,129,042

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,231,500	1,185,792
Other accounts receivable	85,461	277,845
Total trade and other accounts receivable	1,316,961	1,463,637
Less: Expected credit loss	(53,909)	(64,778)
Total net trade and accounts receivable	1,263,052	1,398,859
Less: non-current portion – accounts receivable	(12,389)	(12,949)
Trade and other accounts receivable, current	1,250,663	1,385,910

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of June 30, 2024			As December 31, 2023
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	Unaudited
Up to date	1%	1,141,077	(10,438)	1%	1,022,845	(12,672)
From 1 to 90 days	3%	40,708	(1,391)	3%	102,977	(2,989)
From 91 to 180 days	34%	8,002	(2,714)	25%	8,350	(2,048)
From 181 to 360 days	56%	5,076	(2,845)	44%	7,868	(3,491)
Over 360 days	100%	36,637	(36,521)	100%	43,752	(43,578)
Total		1,231,500	(53,909)		1,185,792	(64,778)

(1)Corresponds to the consolidated expected rate of accounts receivable.
(2)The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Argentine Peso	14,137	13,827
Brazilian Real	826,666	825,749
Chilean Peso	73,692	75,050
Colombian Peso	14,303	12,720
Euro	87,317	90,699
US Dollar	212,581	344,347
Australian Dollar	5,518	5,097
Japanese Yen	3,935	4,695
Pound Sterling	2,218	3,390
Peruvian Sol	2,860	7,640
Korean Won	10,381	5,882
Other Currencies	9,444	9,763
Total	1,263,052	1,398,859

Movements of the expected credit losses of Trade accounts receivables are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2023 (Unaudited)	(67,232)	3,211	(1,913)	(65,934)
From July 1 to December 31, 2023 (Unaudited)	(65,934)	3,911	(2,755)	(64,778)
From January 1 to June 30, 2024 (Unaudited)	(64,778)	4,966	5,903	(53,909)
Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.
The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of June 30, 2024 (Unaudited)			As of December 31, 2023
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,231,500	(53,909)	1,177,591	1,185,792	(64,778)	1,121,014
Other accounts receivable	85,461	—	85,461	277,845	—	277,845

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of June 30, 2024	As of December 31, 2023
					ThUS$	ThUS$
					Unaudited
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	CLP	9	25
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	—	1
	Total current assets				11	28

(b)Accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of June 30, 2024	As of December 31, 2023
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	4,013	2,312
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	2,930	5,132
	Total current liabilities				6,943	7,444

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the liabilities of the period 2024 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Technical stock (*)	507,084	540,342
Non-technical stock (**)	48,185	52,538
Total	555,269	592,880

(*) Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**) Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	45,659	45,621
Provision for obsolescence Non-technical stock	7,576	5,228
Total	53,235	50,849

The resulting amounts do not exceed the respective net realization values.

As of June 30, 2024, the Company registered ThUS$130,280 (ThUS$183,369 for the period ended June 30, 2023), the income statements, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)    The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(1) Other financial assets

Deposits in guarantee (aircraft)	25,525	31,624	21,563	9,736	47,088	41,360
Guarantees for margins of derivatives	4,024	12,829	—	—	4,024	12,829
Other investments	—	—	493	494	493	494
Other guarantees given	41,403	108,230	23,621	24,255	65,024	132,485
Subtotal of other financial assets	70,952	152,683	45,677	34,485	116,629	187,168

(2) Hedging derivative asset

Fair value of interest rate derivatives	26	—	—	—	26	—
Fair value of foreign currency derivatives	2,714	—	—	—	2,714	—
Fair value of fuel price derivatives	31,513	22,136	645	—	32,158	22,136
Subtotal of derivative assets	34,253	22,136	645	—	34,898	22,136
Total Other Financial Assets	105,205	174,819	46,322	34,485	151,527	209,304

The different derivative hedging contracts maintained by the Company are described in Note 18.
(b)    The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Brazilian real	13,422	18,767
Chilean peso	4,269	6,440
Colombian peso	1,318	1,461
Euro	4,390	7,974
U.S.A dollar	125,590	171,852
Other currencies	2,538	2,810
Total	151,527	209,304

NOTE 12 - OTHER NON-FINANCIAL ASSETS
The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments
Aircraft insurance and other	9,797	25,992	—	—	9,797	25,992
Others	3,064	3,740	6,796	5,740	9,860	9,480
Subtotal advance payments	12,861	29,732	6,796	5,740	19,657	35,472

(b) Contract assets (1)
GDS costs	22,815	22,738	—	—	22,815	22,738
Credit card commissions	33,151	37,200	—	—	33,151	37,200
Travel agencies commissions	10,598	12,421	—	—	10,598	12,421
Subtotal advance payments	66,564	72,359	—	—	66,564	72,359
(c) Other assets
Sales tax	86,255	81,785	9,902	13,753	96,157	95,538
Other taxes	1,014	1,130	—	—	1,014	1,130
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	628	258	271	739	899	997
Contributions to Aeronautical Service Companies	—	—	60	60	60	60
Judicial deposits	—	-	129,567	148,329	129,567	148,329
Subtotal other assets	87,897	83,173	139,800	162,881	227,697	246,054
Total Other Non - Financial Assets	167,322	185,264	146,596	168,621	313,918	353,885

(1) Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2023 (Unaudited)	48,566	104,864	(5,076)	(87,292)	61,062
From July 1 to December 31, 2023 (Unaudited)	61,062	137,853	7,109	(133,665)	72,359
From January 1 to June 30, 2024 (Unaudited)	72,359	111,154	(2,592)	(114,357)	66,564

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at June 30, 2024 and December 31, 2023, are detailed below:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Current assets
Aircraft	80,021	100,658
Engines and rotables	460	2,012
Total	80,481	102,670
The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the period.
Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2020, 11 Boeing 767 aircraft were transferred from the Property, plant and equipment, to Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of 5 aircraft was completed. During the year 2022 the sale of 3 aircraft was finalized and during the year 2023 the sale of 1 aircraft was finalized.

During 2021, associated with the fleet restructuring plan, 3 engines of the Airbus A350 fleet were transferred from the Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale, of which during the same year the sale of 1 engine was finalized. Additionally, during the year 2022, the sale of 1 engine was finalized and some materials and spare parts of this same fleet were transferred to Non-current assets or groups of assets for disposal classified as held for sale. During the year 2023, the sale of 1 engine, some spare parts, and materials was finalized.

During 2022, 28 Airbus A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$345 million of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value. During 2023, the engines associated with these aircraft were added, generating additional adjustments of US$39 million, which were recorded in the result as part of Other gains (losses), in order to register these assets at their net realizable value. During the year 2024 the sale of 7 aircraft was finalized.

During 2022, 6 aircraft and 8 engines of the Airbus A320 family were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale, and as of December 31, 2022, the sale of 3 aircrafts were finalized and as of December 31, 2023, the sale of 2 aircraft and 8 engines were finalized. As of June 30, 2024, the sale of 1 aircraft is finalized. During 2022, adjustments for US$25 million of expenses were recognized to record these assets at their net realizable value, and since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function.

During the year 2023, 6 Airbus A320 aircraft were transferred from the Property, Plant, and Equipment category to the Non-current Assets or Asset Groups held for sale category. Additionally, during the year 2023, adjustments of US$9 million in expenses were recognized to record these assets at their net realizable value. These adjustments were recorded in the results as part of Other expenses by function. During the year 2024, the sale of 2 aircraft was finalized.

During 2023, 1 Boeing 767 family aircraft was transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$3 million of expenses were recognized within results as part of Other expenses by function to record these assets at their net realizable value.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	Model	As of June 30, 2024	As of December 31, 2023
		Unaudited
Boeing 767	300F	3	3
Airbus A320 (*)	200	4	7
Airbus A319 (*)	100	21	28
Total		28	38

(*) As of June 30, 2024, 2 Airbus A320 aircraft and 7 Airbus A319 aircraft were sold and incorporated into the property, plant and equipment as a result of a sale and lease contract (see Note 16).

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)     Investments in subsidiaries
The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.
Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of June 30, 2024	As of December 31, 2023
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional S.A.	Colombia	COP	99.23168	99.23168
TAM Linhas aéreas S.A.	Brazil	BRL	100.00000	100.00000
ABSA Aerolimhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000
Transportes Aéreos del Mercosur S.A.	Paraguay	PYG	94.98000	94.98000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant subsidiaries

	Statement of financial position as of June 30, 2024						Statement of Income for the 6 months period ended at June 30, 2024
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	386,865	366,687	20,178	302,682	298,119	4,563	816,833	35,365
Lan Cargo S.A.	442,784	131,310	311,474	221,678	144,297	77,381	219,402	20,667
Línea Aérea Carguera de Colombia S.A.	212,937	86,366	126,571	90,515	90,256	259	130,915	15,542
Transporte Aéreo S.A.	254,226	24,008	230,218	130,630	99,520	31,110	187,956	(3,828)
Latam Airlines Ecuador S.A.	135,031	131,496	3,535	126,984	115,682	11,302	149,647	(13,141)
Aerovías de Integración Regional S.A.	141,681	136,694	4,987	130,737	128,067	2,670	257,742	(40,484)
TAM Linhas Aéreas S.A.	4,041,174	2,491,119	1,550,055	2,822,307	1,962,234	860,073	3,002,668	292,978
ABSA Aerolinhas Brasileiras S.A.	475,236	466,075	9,161	518,140	493,076	25,064	82,536	(4,101)
Transportes Aéreos del Mercosur S.A.	42,673	40,117	2,556	23,327	21,519	1,808	27,491	2,957

	Statement of financial position as of December 31, 2023						Statement of Income for the 6 months period ended at June 30, 2023
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Latam Airlines Perú S.A.	334,481	312,628	21,853	285,645	281,208	4,437	627,958	(21,209)
Lan Cargo S.A.	391,430	122,877	268,553	189,019	157,003	32,016	169,193	(38,891)
Línea Aérea Carguera de Colombia S.A.	166,520	57,240	109,280	59,640	59,344	296	101,080	(9,306)
Transporte Aéreo S.A.	280,117	37,436	242,681	151,066	117,121	33,945	191,505	16,627
Latam Airlines Ecuador S.A.	152,676	149,155	3,521	131,488	120,917	10,571	115,639	1,014
Aerovías de Integración Regional S.A.	191,878	186,612	5,266	185,799	182,923	2,876	210,407	(17,318)
TAM Linhas Aéreas S.A.	4,119,149	2,417,115	1,702,034	3,024,805	2,061,406	963,399	2,480,578	203,465
ABSA Aerolinhas Brasileiras S.A.	500,177	490,548	9,629	538,982	510,978	28,004	77,159	(36,481)
Transportes Aéreos del Mercosur S.A.	49,713	46,976	2,737	26,772	24,833	1,939	23,872	3,894

(b)     Non-controlling interests

Equity	Tax No.	Country of origin	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	160	93
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(5,362)	(5,049)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(6,939)	(8,421)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	971	1,152
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	223	198
Total					(10,947)	(12,027)

			For the period ended At June 30,		For the period ended At June 30,		For the 3 months period ended At June 30
Incomes	Tax No.	Country of origin	2024	2023	2024	2023	2024	2023
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	67	(1,072)	(5)	(346)
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77181	(311)	(138)	(205)	(49)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	1,484	(895)	(39)	(887)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	148	195	(13)	105
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	31	(40)	5	(13)
Other companies					—	14	—	(3)
Total					1,419	(1,936)	(257)	(1,193)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	596,551	658,949	596,551	658,949
Loyalty program	191,283	219,636	191,283	219,636
Computer software	195,474	156,337	658,381	597,164
Developing software	80,341	117,010	80,340	117,010
Other assets	54	54	1,369	1,369
Total	1,063,703	1,151,986	1,527,924	1,594,128

a)Movement in Intangible assets other than goodwill:

	Computer software and others Net	Developing software	Airport slots	Loyalty program (1)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	143,575	107,652	625,368	203,791	1,080,386
Additions	166	25,251	—	—	25,417
Transfer software and others	37,406	(37,414)	—	—	(8)
Foreign exchange	2,738	541	48,578	16,852	68,709
Amortization	(29,367)	—	—	—	(29,367)
Closing balance as of June 30, 2023 (Unaudited)	154,518	96,030	673,946	220,643	1,145,137
Opening balance as of July 1, 2023 (Unaudited)	154,518	96,030	673,946	220,643	1,145,137
Additions	132	53,595	—	—	53,727
Transfer software and others	31,804	(32,514)	—	—	(710)
Foreign exchange	(126)	(101)	(14,997)	(1,007)	(16,231)
Amortization	(29,937)	—	—	—	(29,937)
Closing balance as of December 31, 2023	156,391	117,010	658,949	219,636	1,151,986
Opening balance as of January 1, 2024	156,391	117,010	658,949	219,636	1,151,986
Additions	19	41,463	22,666	—	64,148
Transfer software and others	77,368	(77,126)	—	—	242
Foreign exchange	(4,204)	(1,006)	(85,064)	(28,353)	(118,627)
Amortization	(34,046)	—	—	—	(34,046)
Closing balance as of June 30, 2024 (Unaudited)	195,528	80,341	596,551	191,283	1,063,703
The amortization of each period is recognized in the consolidated income statement within administrative expenses.
The cumulative amortization of computer software and others as of June 30, 2024 amounts to ThUS$464,222 (ThUS$442,142 as of December 31, 2023).

b)     Impairment Test Intangible Assets with an indefinite useful life

As of June 30, 2024, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of June 30, 2024, no indications of impairment have been identified for the Air Transport CGU, which require a new impairment test to be carried out.

As of December 31, 2023, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU "Air transport" are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU Air transport
Annual growth rate (Terminal)%		0.0 – 4.3
Exchange rate	R$/US$	5.28 – 5.57
Discount rate based on the Weighted Average Cost of Capital (WACC)%		8.7 – 10.7
Fuel Price	US$/barrel	100

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	10.7	0	100

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	347,360	258,246	—	—	347,360	258,246
Land	41,639	44,244	—	—	41,639	44,244
Buildings	124,134	129,036	(60,479)	(61,478)	63,655	67,558
Plant and equipment	11,075,169	10,738,500	(4,804,501)	(4,508,356)	6,270,668	6,230,144
Own aircraft (3) (4)	10,187,162	9,856,365	(4,550,933)	(4,259,729)	5,636,229	5,596,636
Other (2)	888,007	882,135	(253,568)	(248,627)	634,439	633,508
Machinery	26,173	29,092	(24,882)	(27,716)	1,291	1,376
Information technology equipment	159,071	163,382	(142,120)	(146,040)	16,951	17,342
Fixed installations and accessories	179,184	186,179	(128,277)	(131,769)	50,907	54,410
Motor vehicles	48,397	49,560	(43,243)	(44,385)	5,154	5,175
Leasehold improvements	251,919	266,631	(57,696)	(53,201)	194,223	213,430
Subtotal Properties, plant and equipment	12,253,046	11,864,870	(5,261,198)	(4,972,945)	6,991,848	6,891,925
b) Right of use
Aircraft (3)	5,545,997	5,388,147	(3,113,199)	(3,243,065)	2,432,798	2,145,082
Other assets	314,854	248,614	(204,195)	(194,491)	110,659	54,123
Subtotal Right of use	5,860,851	5,636,761	(3,317,394)	(3,437,556)	2,543,457	2,199,205
Total	18,113,897	17,501,631	(8,578,592)	(8,410,501)	9,535,305	9,091,130

(1) As of June 30, 2024, includes advances paid to aircraft manufacturers for ThUS$281,758 (ThUS$242,069 as of December 31, 2023).
(2)     Consider mainly rotables and tools.
(3) As of June 30, 2024 , the additions of 6 aircraft, 3 Airbus A320 for MUS$34,760 and 3 Boeing B777 for MUS$146,800.
(4) There were reclassified to Non-current assets or groups of assets for disposal as held for sale the following aircrafts: As of December 31, 2023, 1 Boeing B767 and 6 Airbus A320 (see Note 13).

(a)        Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134
Additions	4,724	—	—	359,224	2,377	612	—	5,113	372,050
Disposals	—	—	—	(1,307)	—	—	—	—	(1,307)
Retirements	(71)	—	—	(35,633)	(8)	(1)	—	—	(35,713)
Depreciation expenses	—	—	(2,045)	(336,200)	(2,757)	(3,683)	(34)	(4,879)	(349,598)
Foreign exchange	1,156	1,518	1,109	27,527	532	1,757	(6)	11,755	45,348
Other increases (decreases) (*)	12,545	(1,550)	—	(18,224)	67	1,219	—	5,023	(920)
Changes, total	18,354	(32)	(936)	(4,613)	211	(96)	(40)	17,012	29,860
Closing balance as of June 30, 2023 (Unaudited)	407,164	44,317	68,060	6,300,235	16,820	36,976	383	177,039	7,050,994

Opening balance as of July 1, 2023 (Unaudited)	407,164	44,317	68,060	6,300,235	16,820	36,976	383	177,039	7,050,994
Additions	4,111	—	—	511,416	3,417	3,634	—	43,753	566,331
Disposals	—	—	—	(1,394)	(1)	—	(16)	—	(1,411)
Retirements	(12)	—	—	(52,019)	(4)	(1)	—	—	(52,036)
Depreciation expenses	—	—	(2,059)	(380,390)	(3,161)	(5,106)	(34)	(5,306)	(396,056)
Foreign exchange	(430)	(73)	396	(3,682)	4	(481)	18	(258)	(4,506)
Other increases (decreases) (*)	(152,587)	—	1,161	(137,822)	267	19,388	—	(1,798)	(271,391)
Changes, total	(148,918)	(73)	(502)	(63,891)	522	17,434	(32)	36,391	(159,069)
Closing balance as of December 31, 2023 (Unaudited)	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925

Opening balance as of January 1, 2024	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925
Additions	7,279	—	—	516,384	3,620	258	—	6,614	534,155
Disposals	—	—	—	(4)	(8)	—	—	—	(12)
Retirements	—	—	—	(18,210)	—	(5)	—	—	(18,215)
Depreciation expenses	—	—	(2,012)	(369,690)	(2,919)	(4,453)	(33)	(5,178)	(384,285)
Foreign exchange	(610)	(2,605)	(1,891)	(58,552)	(955)	(3,349)	2	(23,056)	(91,016)
Other increases (decreases)	82,445	—	—	(29,479)	(129)	4,046	—	2,413	59,296
Changes, total	89,114	(2,605)	(3,903)	40,449	(391)	(3,503)	(31)	(19,207)	99,923
Closing balance as of June 30, 2024 (Unaudited)	347,360	41,639	63,655	6,276,793	16,951	50,907	320	194,223	6,991,848
(*) This Amount included the following aircrafts reclassified to Non-current assets or groups of assets for disposal as held for sale: As of December 31, 2023, 1 Boeing B767 ThUS$21,578 and 6 Airbus A320 Th    US$36,326.

(b)    Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	1,326,821	63,706	1,390,527
Additions	121,263	1,594	122,857
Depreciation expense	(77,907)	(7,499)	(85,406)
Cumulative translate adjustment	66	2,112	2,178
Other increases (decreases)	(12,545)	(2,202)	(14,747)
Total changes	30,877	(5,995)	24,882
Closing balance as of June 30, 2023 (Unaudited)	1,357,698	57,711	1,415,409
Opening balance as of July 1, 2023 (Unaudited)	1,357,698	57,711	1,415,409
Additions	892,051	1,394	893,445
Depreciation expense	(100,663)	(7,317)	(107,980)
Cumulative translate adjustment	(10)	1,239	1,229
Other increases (decreases)	(3,994)	1,096	(2,898)
Total changes	787,384	(3,588)	783,796
Closing balance as of December 31, 2023	2,145,082	54,123	2,199,205

Opening balance as of January 1, 2024	2,145,082	54,123	2,199,205
Additions (*)	327,105	15,607	342,712
Depreciation expense	(129,495)	(6,020)	(135,515)
Cumulative translate adjustment	(184)	(4,306)	(4,490)
Other increases (decreases)	90,290	51,255	141,545
Total changes	287,716	56,536	344,252
Closing balance as of June 30, 2024 (Unaudited)	2,432,798	110,659	2,543,457

(*) As of June 30, 2024, the additions of 2 Airbus A320 aircraft and 7 Airbus A319 aircraft as a result of a sale and lease contract are considered.

(c)    Fleet composition

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets				Total fleet
Aircraft	Model	As of June 30, 2024		As of December 31, 2023		As of June 30, 2024		As of December 31, 2023		As of June 30, 2024	As of December 31, 2023
		Unaudited				Unaudited				Unaudited
Boeing 767	300ER	10	(3)	11	(3)	—		—		10	11
Boeing 767	300F	17	(2) (3)	16	(2) (3)	1		1		18	17
Boeing 777	300ER	7	(4)	4		3	(4)	6		10	10
Boeing 787	8	4		4		6		6		10	10
Boeing 787	9	2		2		25		24		27	26
Airbus A319	100	11	(2)	11		8		1		19	12
Airbus A320	200	86	(2) (4)	83	(2)	45	(4)	46	(1)	131	129
Airbus A320	NEO	1		1		23		23		24	24
Airbus A321	200	19		19		30		30		49	49
Airbus A321	NEO	—		—		14		7		14	7
Total		157		151		155		144		312	295

(1) Include one aircraft with a short-term lease, which was excluded from the right of use.
(2) Some aircraft of these fleets were reclassified to non-current assets or groups of assets for disposal as held for sale, (see Note 13).

(3) Considers the conversions from Boeing 767-300ER to Boeing 767-300F Aircraft.
(4) 6 aircraft from these fleets (3 Airbus A320 and 3 Boeing B777) were transferred from right of use assets to plants and equipment.

(d)    Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*) Except in the case of Boeing 767-300ER, Boeing 777-300ER, Airbus A320 Family and Boeing 767-300F fleets which consider a lower residual value, due to the extension of their useful life to 22, 23, 25 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)     Additional information regarding Property, plant and equipment:
(i)     Property, plant and equipment pledged as guarantee:
Description of Property, plant and equipment pledged as guarantee:

				As of June 30, 2024		As of December 31, 2023
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited
Wilmington Trust Company	MUFG	Aircraft and engines	Airbus A319	—	16,669	2,703	12,326
			Airbus A320	—	140,781	17,441	151,873
			Boeing 767	2,326	145,971	20,427	143,281
			Boeing 777	123,534	139,191	132,585	144,186

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,313	3,104	3,413	3,752
			Airbus A320	184,466	137,453	190,001	142,075
			Airbus A321	5,832	4,167	6,007	4,393
			Boeing 767	8,591	24,315	8,849	23,018
			Boeing 787	56,794	37,240	58,499	38,971

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	165,791	202,558	171,704	208,601
Total direct guarantee				550,647	851,449	611,629	872,476

1.For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of June 30, 2024, amounts to Th$US$846,627 (ThUS$898,166 as of December 31, 2023). The book value of the assets with indirect guarantees as of June 30, 2024, amounts to ThUS$1,898,151 (ThUS$1,925,069 as of December 31, 2023).

As of June 30, 2024, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Three letters of credit	5,544	Dec 6, 2024
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	23,070	Apr 29, 2025
			28,614

(ii)    Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	283,202	288,454
Commitments for the acquisition of aircraft (*)	15,700,000	15,700,000

(*) According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2024	2025	2026	2027-2030	Total
Airbus S.A.S.
A320neo Family	3	11	9	65	88
The Boeing Company
Boeing 787-9	-	-	-	5	5
Total	3	11	9	70	93

As of June 30, 2024, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 88 Airbus aircraft of the A320 family remain to be received with deliveries between 2024 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$13,800,000.

As of June 30, 2024, as a result of the different aircraft purchase contracts signed with The Boeing Company, 5 Boeing aircraft of the 787 Dreamliner remain to be received with deliveries between 2027 and 2028. The approximate amount, according to manufacturer list prices, is ThUS$1,900,000.

The delivery dates of some of these aircraft could be modified as a result of the continuous discussions that are held with suppliers in the context of the current manufacturers' supply chain.

Aircraft operational lease commitments:

As of June 30, 2024, as a result of the different aircraft operating lease contracts signed with AerCap Holdings N.V., 4 Airbus aircraft Boeing 787 Dreamliner with delivery in 2025.

As of June 30, 2024, as a result of the various aircraft operating lease contracts signed with China Aircraft Leasing Group Holdings Limited, 3 Airbus aircraft of the A320Neo family remain to be received with a delivery date in 2025.

As of June 30, 2024, as a result of the various aircraft operating lease contracts signed with Air Lease Corporation, 5 Airbus model A321XLR aircraft remain to be received with deliveries between 2026 and 2027.

(iii)    Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended At June 30,
		2024	2023
		Unaudited
Average rate of capitalization of capitalized interest costs	%	10.77	9.35
Costs of capitalized interest	ThUS$	11,971	13,048

NOTE 17 - CURRENT AND DEFERRED TAXES

In the year ended June 30, 2024, the income tax provision was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.
The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.
For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.

(a)Current taxes
(a.1)    The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	42,598	18,982	—	—	42,598	18,982
Other recoverable credits	26,436	28,048	—	—	26,436	28,048
Total current tax assets	69,034	47,030	—	—	69,034	47,030

(a.2)    The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	2,555	2,371	—	—	2,555	2,371
Total current tax liabilities	2,555	2,371	—	—	2,555	2,371

(b)    Deferred taxes
The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Properties, Plants and equipment	(898,329)	(941,136)	57,197	70,745
Assets by right of use	(676,541)	(585,957)	111	54
Lease Liabilities	865,081	792,781	(123)	(74)
Amortization	(112,318)	(112,002)	—	10
Provisions	185,546	222,409	92,679	81,091
Revaluation of financial instruments	—	(889)	—	—
Tax losses	625,411	613,264	(85,282)	(86,320)
Intangibles	—	—	261,601	300,359
Other	15,513	16,312	15,774	16,494
Total	4,363	4,782	341,957	382,359
The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities
(b.1)      From January 1 to June 30, 2023 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,088,140)	(184,523)	—	—	(1,272,663)
Assets for right of use	(367,182)	(7,892)	—	—	(375,074)
Lease Liabilities	586,993	11,980	—	—	598,973
Amortization	(88,182)	(33,301)	—	—	(121,483)
Provisions	(60,386)	414,875	328	—	354,817
Revaluation of financial instruments	2,438	(3,864)	(297)	—	(1,723)
Tax losses (*)	946,659	(205,162)	—	—	741,497
Intangibles	(270,512)	(1,096)	—	(21,308)	(292,916)
Others	(398)	215	—	—	(183)
Total	(338,710)	(8,768)	31	(21,308)	(368,755)

(b.2)     From July 1 to December 31, 2023 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,272,663)	260,782	—	—	(1,011,881)
Assets for right of use	(375,074)	(210,937)	—	—	(586,011)
Lease Liabilities	598,973	193,882	—	—	792,855
Amortization	(121,483)	9,471	—	—	(112,012)
Provisions	354,817	(213,922)	423	—	141,318
Revaluation of financial instruments	(1,723)	(3,067)	3,901	—	(889)
Tax losses (*)	741,497	(41,913)	—	—	699,584
Intangibles	(292,916)	(5,111)	—	(2,332)	(300,359)
Others	(183)	1	—	—	(182)
Total	(368,755)	(10,814)	4,324	(2,332)	(377,577)

(b.3)     From January 1 to June 30, 2024 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,011,881)	56,355	—	—	(955,526)
Assets for right of use	(586,011)	(90,641)	—	—	(676,652)
Lease Liabilities	792,855	72,349	—	—	865,204
Amortization	(112,012)	(306)	—	—	(112,318)
Provisions	141,318	(49,121)	670	—	92,867
Revaluation of financial instruments	(889)	889	—	—	—
Tax losses (*)	699,584	11,109	—	—	710,693
Intangibles	(300,359)	248	—	38,510	(261,601)
Others	(182)	(79)	—	—	(261)
Total	(377,577)	803	670	38,510	(337,594)

(*) Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$3,427,189 at June 30, 2024 (ThUS$3,572,528 as of December 31, 2023) which include deferred tax assets related to negative tax results of ThUS$12,043,074 at June 30, 2024 (ThUS$12,206,634 at December 31, 2023).

(Expenses) / Income from deferred taxes and income tax:

	for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax (expense) benefit	(26,831)	12,855	(11,937)	(1,282)
Adjustments to the current tax of the previous year	—	—	-	—
Total current tax (expense) benefit	(26,831)	12,855	(11,937)	(1,282)
(Expense)/benefit for deferred tax recognition for tax losses	—	—	—	—
Deferred income for relative taxes to the creation and reversal of temporary differences	803	(8,768)	1,052	(1,510)
Total deferred income tax	803	(8,768)	1,052	(1,510)
Income tax (expense)/benefit	(26,028)	4,087	(10,885)	(2,792)

Income tax (expense) / Income benefit:

	for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax (expense) benefit, foreign	(25,701)	13,525	(11,379)	(868)
Current tax (expense) benefit, domestic	(1,130)	(670)	(558)	(414)
Total current tax (expense) benefit	(26,831)	12,855	(11,937)	(1,282)
Foreign Deferred tax (expense) benefit, for tax losses compensation	—	—	—	—
Deferred tax (expense) benefit, foreign	(316)	(2,604)	(101)	(1,564)
Deferred tax (expense) benefit, domestic	1,119	(6,164)	1,153	54
Total deferred tax (expense)benefit	803	(8,768)	1,052	(1,510)
Income tax (expense)/benefit	(26,028)	4,087	(10,885)	(2,792)

Income before tax from the Chilean legal tax rate (27% as of June 30, 2024 and 2023)

	For the 6 months period ended At June 30,		For the 6 months period ended At June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	%	%
	Unaudited
Income tax benefit/(expense) using the legal tax rate	(116,443)	(70,478)	(27.00)	(27.00)
Tax effect by change in tax rate	—	—	—	—
Tax effect of rates in other jurisdictions	(21,522)	(9,044)	(4.99)	(3.46)
Tax effect of non-taxable income	23,947	62,395	5.55	23.90
Tax effect of disallowable expenses	(1,625)	(54,464)	(0.38)	(20.87)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	20,359	26,490	4.72	10.15
Derecognition of deferred tax assets not recoverable	—	—	—	—
Deferred tax asset not recognized	57,845	61,474	13.41	23.55
Other increases (decreases)	11,411	(12,286)	2.65	(4.70)
Total adjustments to tax expense using the legal rate	90,415	74,565	20.96	28.57
Income tax benefit/(expense) using the effective rate	(26,028)	4,087	(6.04)	1.57

Deferred taxes related to items charged to equity:

	For the 6 months period ended At June 30,		For the 3 months period ended At June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Aggregate deferred taxation of components of other comprehensive income	670	31	76	58

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	300,038	292,982
(b) Lease Liability	323,942	301,537
(c) Hedge derivatives	2,570	1,544
Total current	626,550	596,063

Non-current
(a) Interest bearing loans	3,536,828	3,675,212
(b) Lease Liability	2,950,326	2,666,457
Total non-current	6,487,154	6,341,669

(a)    Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Current
Bank loans (2)	52,265	53,141
Guaranteed obligations (4)	29,414	28,697
Other guaranteed obligations (1)	31,456	67,005
Subtotal bank loans	113,135	148,843
Obligation with the public (3)	36,215	34,731
Financial leases	150,587	109,304
Other loans	101	104
Total current	300,038	292,982

Non-current
Bank loans (2)	983,629	976,293
Guaranteed obligations (4)	259,643	275,225
Other guaranteed obligations (1)	329,698	363,345
Subtotal bank loans	1,572,970	1,614,863
Obligation with the public (3)	1,263,989	1,268,107
Financial leases	699,869	792,242
Total non-current	3,536,828	3,675,212
Total obligations with financial institutions	3,836,866	3,968,194

(1) The committed "Revolving Credit Facility (RCF)" is guaranteed by collateral composed of aircraft, engines and spare parts, which was fully drawn until November 3, 2022. Once emerged from Chapter 11, the line was fully paid and of June 30, 2024 it is available to be used (See Note 36 (C) 1.).

(2) The “Term Loan B Facility” of US$ 1,100 million (US$ 1,083 million outstanding as of June 30, 2024), includes a minimum liquidity restriction, requiring us to maintain a minimum liquidity, measured at the consolidated Company (LATAM Airlines Group S.A.) level, of US$ 750 million. If these covenant criteria is not fulfilled at any point in time, then the obligations may be accelerated into short-term obligations, at the lenders request. As of June 30, 2024, the Company complies with the aforementioned minimum liquidity covenant.

(3) The 13.375% senior secured notes due 2027 for an aggregate principal amount of US$ 450 million and the 13.375% senior secured notes due 2029 for and aggregate principal amount of MUS$ 700 include a minimum liquidity restriction, requiring us to maintain a minimum liquidity, measured at the consolidated Company (LATAM Airlines Group S.A.) level, of US$ 750 million. If these covenant criteria is not fulfilled at any point in time, then the obligations may be accelerated into short-term obligations, at the lenders request. As of June 30, 2024, the Company complies with the aforementioned minimum liquidity covenant.

(4) The “Spare Engine Facility” of US$ 275 million (US$ 259 million outstanding as of June, 2024), includes a minimum liquidity restriction, requiring us to maintain a minimum liquidity, measured for the consolidated Company (LATAM Airlines Group S.A.) level, of US$ 750 million. This in addition to another liquidity restriction measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. with a minimum level of US$ 400 million. If these covenants criteria is not fulfilled at any point in time, then the obligations may be accelerated into short-term obligations, at the lenders request. As of June 30, 2024, the Company complies with the aforementioned minimum liquidity covenants.

Balances by currency of interest bearing loans are as follows:

	As of June 30, 2024	As of December 31, 2023
Currency	ThUS$	ThUS$
	Unaudited
Chilean peso (U.F.)	153,930	160,730
US Dollar	3,682,936	3,807,464
Total	3,836,866	3,968,194

Interest-bearing loans due in installments to June 30, 2024 (Unaudited)
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values							Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Annual
																	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	GOLDMAN SACHS	U.S.A.	US$	2,750	8,250	22,000	1,050,500	—	1,083,500	44,015	8,250	22,000	961,629	—	1,035,894	Quarterly	20.22	14.95
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	—	—	—	151,921	151,921	—	2,009	—	—	151,921	153,930	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	—	34,206	—	436,182	675,883	1,146,271	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	3,082	9,560	27,352	29,487	96,310	165,791	4,066	9,560	26,714	29,102	96,037	165,479	Quarterly	6.94	6.94
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,891	11,853	32,746	34,494	40,550	123,534	3,935	11,853	32,746	34,494	40,550	123,578	Quarterly/Monthly	8.75	8.75
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	33	—	—	—	—	33	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	17	—	—	—	—	17	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	14,666	29,334	214,996	—	258,996	4,101	14,666	26,155	214,465	—	259,387	At Expiration	9.43	9.43
0-E	MUFG	U.S.A.	US$	2,326	—	—	—	—	2,326	2,327	—	—	—	—	2,327	Quarterly	7.09	7.09
0-E	EXIM BANK	U.S.A.	US$	—	10,031	41,022	41,385	6,671	99,109	281	10,031	41,022	41,385	6,671	99,390	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,590	20,016	55,064	68,154	53,574	203,398	8,144	20,711	54,736	67,935	53,130	204,656	Quarterly	7.55	7.55
0-E	US BANK	U.S.A.	US$	16,813	30,993	—	—	—	47,806	16,281	30,993	—	—	—	47,274	Quarterly	4.59	3.25
0-E	EXIM BANK	U.S.A.	US$	—	60,275	176,171	128,553	48,073	413,072	1,844	60,275	175,055	128,553	48,073	413,800	Quarterly	4.12	3.30
0-E	BANK OF UTAH	U.S.A.	US$	2,575	7,724	38,476	47,918	73,047	169,740	2,575	7,724	38,476	47,918	73,047	169,740	Monthly	10.71	10.71
Others loans
0-E	Various (*)		US$	101	—	—	—	—	101	101	—	—	—	—	101	At Expiration	—	—
	Total			38,128	173,368	422,165	2,065,487	1,170,149	3,869,297	87,720	210,278	416,904	1,961,663	1,145,315	3,821,880
(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to June 30, 2024 (Unaudited)
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values							Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization
	Tax No.	Creditor Country	Currency														Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	8,866	—	14,986	510	1,530	4,080	8,866	—	14,986	Quarterly	—	—
	Total			510	1,530	4,080	8,866	—	14,986	510	1,530	4,080	8,866	—	14,986
	Total consolidated			38,638	174,898	426,245	2,074,353	1,170,149	3,884,283	88,230	211,808	420,984	1,970,529	1,145,315	3,836,866

Interest-bearing loans due in installments to December 31, 2023
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values						Amortization	Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	SANTANDER	Spain	US$												—	Quarterly	—	—
0-E	GOLDMANSACHS	U.S.A.	US$	2,750	8,250	22,000	1,056,000	—	1,089,000	44,891	8,250	22,000	954,293	—	1,029,434	Quarterly	20.31	15.04
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	160,214	160,214	—	516	—	—	160,214	160,730	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	—	34,215	—	434,204	673,686	1,142,105	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	2,912	9,168	26,772	28,945	103,907	171,704	3,936	9,168	26,121	28,553	103,541	171,319	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,854	11,693	32,356	34,083	50,599	132,585	3,900	11,693	32,356	34,083	50,571	132,603	Quarterly/Monthly	8.76	8.76
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	33	—	—	—	—	33	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	17	—	—	—	—	17	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	14,667	29,333	222,768	—	266,768	4,241	14,667	26,154	221,708	—	266,770	At Expiration	9.43	9.43
0-E	MUFG	U.S.A.	US$	11,768	35,960	16,374	—	—	64,102	11,805	35,960	16,374	—	—	64,139	Quarterly	7.11	7.11
0-E	EXIM BANK	U.S.A.	US$	—	—	40,662	42,122	16,325	99,109	282	—	40,662	42,122	16,325	99,391	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,516	19,779	54,443	56,972	77,647	215,357	8,559	19,779	54,117	56,754	77,555	216,764	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,374	49,311	17,492	—	—	84,177	17,905	49,311	15,731	—	—	82,947	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	—	—	197,499	141,169	74,404	413,072	1,933	—	195,741	141,169	74,404	413,247	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	2,575	7,202	23,637	37,304	101,864	172,582	2,575	7,202	23,637	37,304	101,864	172,582	Monthly	10.71	10.71
Other loan
0-E	Various (*)		US$	104	—	—	—	—	104	104	—	—	—	—	104	At Expiration	—	—
	Total			47,853	156,030	460,568	2,069,363	1,284,963	4,018,777	100,181	190,761	452,893	1,950,190	1,258,163	3,952,188
(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2023
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

Tax No.		Creditor Country	Currency	Nominal values						Accounting values						Amortization	Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006	Semiannual/Quarterly	—	—
	Total			510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006
	Total consolidated			48,363	157,560	464,648	2,079,249	1,284,963	4,034,783	100,691	192,291	456,973	1,960,076	1,258,163	3,968,194

(b)    Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

	Aircraft	Others	Lease Liability Total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	2,134,972	81,482	2,216,454
New contracts	116,786	1,594	118,380
Lease termination	(2,335)	(1,724)	(4,059)
Renegotiations	(7,813)	(1,222)	(9,035)
Payments	(158,217)	(11,422)	(169,639)
Accrued interest	93,657	4,559	98,216
Exchange differences	—	5,407	5,407
Cumulative translation adjustment	2	(21)	(19)
Changes	42,080	(2,829)	39,251
Closing balance as of June 30, 2023 (Unaudited)	2,177,052	78,653	2,255,705
Opening balance as of July 1, 2023 (Unaudited)	2,177,052	78,653	2,255,705
New contracts	826,392	1,382	827,774
Lease termination	(10,923)	(88)	(11,011)
Renegotiations	619	3,441	4,060
Payments	(217,789)	(11,855)	(229,644)
Accrued interest	118,843	5,074	123,917
Exchange differences	—	(3,129)	(3,129)
Cumulative translation adjustment	4	318	322
Changes	717,146	(4,857)	712,289
Closing balance as of December 31, 2023	2,894,198	73,796	2,967,994
Opening balance as of January 1, 2024	2,894,198	73,796	2,967,994
New contracts	315,961	15,607	331,568
Lease termination	(39,970)	(479)	(40,449)
Renegotiations	96,976	48,669	145,645
Payments	(260,635)	(11,112)	(271,747)
Accrued interest	141,608	6,379	147,987
Exchange differences	—	(1,615)	(1,615)
Subsidiaries conversion difference	—	(5,115)	(5,115)
Changes	253,940	52,334	306,274
Closing balance as of June 30, 2024 (Unaudited)	3,148,138	126,130	3,274,268

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The weighted average discount rates for calculation of lease liability are as follows.

	Discount rate June 2024	Discount rate December 2023
	Unaudited
Aircraft	9.46%	9.10%
Others	7.59%	6.43%

(c)     Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Fair value of fuel price derivatives	2,570	—	—	—	2,570	—
Fair value of foreign currency derivatives	—	1,544	—	—	—	1,544
Total hedge derivatives	2,570	1,544	—	—	2,570	1,544

The foreign currency derivatives correspond to options, forwards and swaps.
Hedging operation
The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

		As of June 30, 2024	As of December 31, 2023
		ThUS$	ThUS$
		Unaudited
Fuel options	(1)	29,588	22,136
Foreign currency derivative R$/BRL$	(2)	2,714	(1,544)
Interest rate swaps	(3)	26	—

(1)Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(2) Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

(3) They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originated by the acquisition of aircraft and bank loans.
These contracts are recorded as cash flow hedging contracts.

The Company only maintains cash flow hedges. In the case of fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 15 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

See Note 24 (f) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,640,379	1,408,201
(b) Accrued liabilities	314,131	357,078
Total trade and other accounts payables	1,954,510	1,765,279

(a)     Trade and other accounts payable:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,315,862	1,176,985
Other accounts payable	324,517	231,216
Total	1,640,379	1,408,201

The details of Trade and other accounts payables are as follows:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Maintenance and technical purchases	369,516	293,768
Boarding Fees	257,723	249,291
Airport charges and overflight	167,075	138,901
Handling and ground handling	154,531	133,114
Aircraft Fuel	137,975	94,878
Leases, maintenance and IT services	106,419	100,842
Professional services and advisory	85,710	63,756
Other personnel expenses	82,230	96,351
Services on board	56,649	58,365
Air companies	50,169	26,371
Marketing	25,162	51,035
Crew	19,454	25,936
Agencies sales commissions	7,672	16,899
Aircraft Insurance	4,003	12,256
Others	116,091	46,438
Total trade and other accounts payables	1,640,379	1,408,201

(b)     Liabilities accrued:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	42,135	129,473
Accrued personnel expenses	123,496	97,733
Accounts payable to personnel (1)	123,769	114,769
Others accrued liabilities	24,731	15,103
Total accrued liabilities	314,131	357,078

(1) Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	3,231	7,003	541,081	614,882	544,312	621,885
Civil contingencies	3,460	7,702	143,893	142,305	147,353	150,007
Labor contingencies	508	367	201,918	155,501	202,426	155,868
Other	—	—	10,734	11,571	10,734	11,571
Provision for European
Commission investigation (2)	—	—	2,400	2,477	2,400	2,477

Total other provisions (3)	7,199	15,072	900,026	926,736	907,225	941,808

(1)Provisions for contingencies:

    The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.
    The civil contingencies correspond to different demands of civil order filed against the Company.The labor contingencies correspond to different demands of labor order filed against the Company.
    Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.
The Company maintains other judicial processes, individually and cumulatively , do not have a significant impact on these financial statements

(2)    Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)    Total other provision as of June 30, 2024, and December 31, 2023, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries,with a probability of loss under 50%, which are not recognized in the normal course of IFRS Accounting Standards application and which only in the context of a business combination should be recognized under IFRS Accounting Standards.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (1)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2023	940,140	2,397	942,537
Increase in provisions	211,290	—	211,290
Provision used	(28,743)	—	(28,743)
Difference by subsidiaries conversion	18,498	—	18,498
Reversal of provision	(155,598)	—	(155,598)
Exchange difference	884	47	931
Closing balance as of June 30, 2023 (Unaudited)	986,471	2,444	988,915

Opening balance as of July 1, 2023 (Unaudited)	986,471	2,444	988,915
Increase in provisions	238,116	—	238,116
Provision used	(42,101)	—	(42,101)
Difference by subsidiaries conversion	(88,061)	—	(88,061)
Reversal of provision	(154,520)	—	(154,520)
Exchange difference	(574)	33	(541)
Closing balance as of December 31, 2023	939,331	2,477	941,808

Opening balance as of January 1, 2024	939,331	2,477	941,808
Increase in provisions	262,725	—	262,725
Provision used	(43,049)	—	(43,049)
Difference by subsidiaries conversion	(86,303)	—	(86,303)
Reversal of provision	(165,444)	—	(165,444)
Exchange difference	(2,435)	(77)	(2,512)
Closing balance as of June 30, 2024 (Unaudited)	904,825	2,400	907,225

(1)See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenue (1)(2)	3,030,032	3,044,664	248,930	348,936	3,278,962	3,393,600
Sales tax	16,094	17,801	—	—	16,094	17,801
Retentions	37,730	48,649	—	—	37,730	48,649
Other taxes	4,844	6,892	—	—	4,844	6,892
Dividends payable	121,147	174,549	—	—	121,147	174,549
Other sundry liabilities	16,202	9,351	—	—	16,202	9,351
Total other non-financial liabilities	3,226,049	3,301,906	248,930	348,936	3,474,979	3,650,842

Deferred Revenue Movement

		Deferred revenue
	Initial balance	(1) Recognition	Use	Loyalty program (Award and redeem)	Expiration of tickets	Translation Difference	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2023 (Unaudited)	2,953,289	6,672,944	(6,203,099)	35,888	(184,501)	78,878	(11,970)	3,341,429
From July 1 to December 31, 2023 (Unaudited)	3,341,429	7,566,015	(7,302,397)	(18,208)	(207,497)	6,110	8,148	3,393,600
From January 1 to June 30, 2024 (Unaudited)	3,393,600	7,567,380	(7,258,599)	(62,494)	(214,253)	(148,058)	1,386	3,278,962

(1)The balance includes mainly, deferred revenue for services not provided as of June 30, 2024 and December 31, 2023 and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM's frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or points LATAM Pass every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)As of June 30, 2024, Deferred Income includes Th US$40,152 (Th US$40.500 as of December 31, 2023) related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until until the end of the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Retirements payments	73,005	57,785
Resignation payments	7,306	11,537
Other obligations	63,282	53,296
Total liability for employee benefits	143,593	122,618

(a)    The movement in retirements, resignations and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2023	93,488	46,420	(3,953)	(11,846)	4,386	128,495
From July 1 to December 31, 2023 (Unaudited)	128,495	12,016	(2,748)	(9,352)	(5,793)	122,618
From January 1 to June 30, 2024 (Unaudited)	122,618	46,903	(3,957)	(15,954)	(6,017)	143,593
The main assumptions used in the calculation of the provision in Chile are presented below:

	For the period ended At June 30,
Assumptions	2024	2023
	Unaudited
Discount rate	6.10%	5.20%
Expected rate of salary increase	3.00%	5.23%
Rate of turnover	2.96%	5.02%
Mortality rate	RV-2020	RV-2014
Inflation rate	2.99%	3.17%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2020 and RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds based on BCU and BCPs issued by the Central Bank of Chile.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 b.p.	(5,331)	(3,913)
Change in the accrued liability an closing for decrease of 100 b.p.	6,062	4,369
Rate of wage growth
Change in the accrued liability an closing for increase in 100 b.p.	5,667	4,133
Change in the accrued liability an closing for decrease of 100 b.p.	(5,152)	(3,811)

(b)    The liability for short-term:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	123,769	114,769

(*)        Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)    CIP (Corporate Incentive Plan)

With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 Procedure, it was agreed to grant an extraordinary and exceptional incentive called Corporate Incentive Plan (hereinafter also "CIP"), which will be enforceable and paid subject to compliance with the terms, clauses and conditions approved at the Board meeting dated April 25, 2023. In summary, the CIP contemplates three categories oriented to three different groups or categories of employees, whether they are hired by the Company directly, or in other companies of the LATAM group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to December 2023.

Below are more background on each of the different categories of the CIP. Additionally, in Note 33 describes in more detail the main terms and conditions of the last two categories of the CIP (i.e., Non-GEM Executives; and GEM Executives):

i)    Non-Executive Employees: The first subprogram was aimed at non-executive employees who, while hired in LATAM as of December 31, 2020, were still in their position as of April 30, 2023, which includes a fixed and guaranteed payment in cash on certain dates, depending on the country where the employee is hired.

This subprogram is available to those employees who were unable to qualify for one of the two     categories below, or who were able to do so, chose not to participate in them.

ii)    Executives Not part of the GEM: The second subprogram applies to senior executives not part of the GEM (Global Executive Meeting – Senior Managers, Managers, Assistant Managers). This program contemplates the creation of remuneration synthetic Units (hereinafter, simply "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A., and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that should be considered in accordance with CIP.

In this context, this program contemplates two different bonuses: (1) a withholding bonus, consisting of the amount in cash resulting from Units that are assigned to the respective employee, these Units being paid at 20% at month 15 and 80% at month 24, in each case, counted from the exit date of Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently a guaranteed payment for these employees; and (2) a bonus associated with the certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19 (b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is an eventual payment that is only made if these indicators are reached.

iii)     GEM Executives: The third subprogram applies to the Company´s GEM executives (Global Executive Meeting) (CEO and employees whose job description is "vice presidents" or "directors"). This program, in essence, contemplates the creation of remuneration synthetic Units that, by referential means, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that must be considered according to the CIP.

These Units are divided into:

(1) Units associated with the employee's permanence in the Company ("RSUs" – Retention Shares Units); and (2) Units associated with both the employee's permanence in the Company and the performance of LATAM Airlines Group S.A. ("PSUs" – Performance Shares Units). This performance is ultimately measured according to the share price of LATAM Airlines Group S.A. in the terms and conditions of the CIP.

Both the RSUs and the PSUs are consequently associated with the passage of time, becoming effective by partialities according to the calendar contemplated by the CIP. For the case of RSUs, having a vesting guaranteed by partialities as explained in more detail in Note 33. On the other hand, the PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. As explained in more detail in Note 33, PSUs constitute a contingent and non-guaranteed payment.

In addition, some GEM Executives will also be entitled to receive a fixed and guaranteed cash payment ("MPP" – Management Protection Plan) on certain dates according to the CIP. Those employees who are eligible for this MPP will also be eligible for a limited number of additional MSUs ("MPP Based RSUs").

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

During the first half of 2024, the amount accrued related to this CIP was MUS$ 36.4, which is recorded in the "Administrative expenses" line of the Consolidated Statement of Income by Function. As of June 30, 2024, the amount of this plan recorded in the consolidated statement of financial position is MUS$ 140.97.

(d)    Employment expenses are detailed below:

	for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	661,388	592,357	325,753	297,920
Short-term employee benefits	110,777	79,455	54,499	44,509
Other personnel expenses	73,075	66,000	39,236	35,519
Total	845,240	737,812	419,488	377,948

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	353,931	348,578
Fleet (JOL)	40,000	40,000
Airport and Overflight Taxes	5,084	11,337
Provision for vacations and bonuses	17,328	18,518
Other sundry liabilities	142	154
Total accounts payable, non-current	416,485	418,587

NOTE 24 - EQUITY

(a)    Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at June 30, 2024, amounts to ThUS$5,003,534 divided into 604,437,877,587 common stock of a same series (ThUS$5,003,534 divided into 604,437,877,587 shares as of December 31, 2023), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of June 30, 2024, corresponds to 604,441,789,335 shares. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

At the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to:

i) A decrease in the Company's capital for an amount of ThUS$7,501,896, without altering the number and characteristics of the shares into which it is divided, by absorbing the Company's accumulated losses as of December 31, 2022 for the same amount;

ii) Others decrease of the Company's capital for an amount of ThUS$178, without altering the number and characteristics of the shares into which it is divided, through the absorption of the equity account of "Treasury Shares" as of December 31, 2022 for the same amount, produced on the occasion of the January 2013 reduction of capital stock by operation of law that took place in accordance with the provisions of Article 27 of the Corporations Law.

iii) Deduction of the Company´s capital the account "Costs of issuing shares and new convertible notes, for an amount of ThUS$810,279.

On September 6, 2023, by public deed granted at the Notary of Santiago of Mr. Eduardo Diez Morello, under repertoire number 15,327-2023 entitled "Declaración de Colocación y Vencimiento Plazo de Colocación Bonos Convertibles "Series G", "Series H" and "Series I" and Reducción de Capital de Pleno Derecho", it was realized that on September 5, 2023 the maturity of the placement term (the "Placement Term") of Convertible Notes issued on the occasion of the capital increase agreed at the Company's Extraordinary Shareholders' Meeting held on July 5, 2022. Consequently, in accordance with the mentioned in number Four of Clause Six of the respective notes issuance contract (the "Issuance Agreement"), as of that date the amount placed against it remained unchanged, and consequently the Convertible Notes not placed on that date were null and void. For the sake of completeness, it was declared that upon maturity of the Placement Term, 123,605,720 Series G Convertible Notes and 37 Series I Convertible Notes (collectively, the "Unplaced Convertible Notes") remained unplaced, for an amount of US$ 123,605,720 and US$37, respectively (hereinafter, together, the "Unplaced Amount"). The conversion option of the Unplaced Convertible Notes was backed by 1,965,903,665 shares as equity.

Likewise, in the aforementioned deed it was realized that since all the Unplaced Convertible Bonds have been terminated, since they have been null and void, they cannot be converted into shares of the issuer, consequently reducing the Company's Capital Share by an amount equal to the Unplaced Amount.

Therefore, as of September 6, 2023, the amount of the Share Capital was reduced by law in the amount of ThUS$123,606, equivalent to 1,965,903,665 shares. As of that date, the total statutory share capital of the Company was reduced by law from the amount of ThUS$5,127,182, divided into 606,407,693,000 shares, of the same and unique series, without par value, to the amount of ThUS$5,003,576, divided into 604,441,789,335 shares, of which MUS$ 5,003,534, equivalent to 604,437,877,587 shares, are fully paid. To date, the balance of MUS$42, equivalent to 3,911,748 shares, are pending of subscription and payment and are intended exclusively to respond to the conversion of 42,398 Series H Convertible Notes.

All of the above was explained in detail at the Extraordinary Shareholders' Meeting of the Company held on April 25, 2024, in which it was agreed, among other things, (i) to record the aforementioned reduction by operation of law in the Share Capital, and the granting of the aforementioned public deed dated September 6, 2023; and (ii) on the basis of the above, adapt the Fifth permanent and First Transitory articles of the corporate statute, relating to share capital.

(b)     Movement of authorized shares

The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	As of June 30, 2024 (Unaudited)				As of December 31, 2023
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	604,441,789,335	604,437,877,587	3,911,748	—	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665
Convertible Notes H	—	—	—	—	—	293,539	(293,539)	—
Reduction of full right (*)	—	—	—	—	(1,965,903,665)	—	—	(1,965,903,665)
Subtotal	—	—	—	—	(1,965,903,665)	293,539	(293,539)	(1,965,903,665)
Closing Balance	604,441,789,335	604,437,877,587	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—

(*) See letter (a) above, in the same Note.

(c)     Share capital

The following table shows the movement of share capital:

Paid- in Capital
ThUS$
Initial balance as of January 1, 2023	13,298,486
Placement during the conversion options period - Convertible Notes G (1)	17,401
Absorption of Accumulated Losses as of December 31, 2022 (2)	(7,501,896)
Absorption of treasury shares (2)	(178)
Deduction of issuance and placement costs of shares and bonds convertible into shares (2)	(810,279)
Subtotal	(8,294,952)
Ending balance as of December 31, 2023	5,003,534
Initial balance as of January 1, 2024	5,003,534
There were no movements during the period	—
Ending balance as of June 30, 2024 (Unaudited)	5,003,534

(1)It only includes Convertible Notes bonds delivered as payment of debts recognized in Chapter 11.

(2)As explained in letter a) of this Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to absorb retained losses and reduce the Company's capital.

(d)    Treasury stock
At June 30, 2024, the Company held no treasury stock. The remaining of ThUS$(178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio. As explained in letter a) of this same Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, an absorption of the Company's capital was agreed for an amount of ThUS$178.

(e)     Other equity- Value of conversion right - Convertible Notes
(e.1)     Notes subscription
The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the 3 Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	17,401	—	—	17,401
Adjustment to fair value Convertible Notes at the date of issue	(14,401)	—	—	(14,401)
Subtotal	(14,401)	—	—	(14,401)
Fair Value of Notes	3,000	—	—	3,000
Equity component at the date of issue	3,000	—	—	3,000
During the period ended June 30, 2024, there was no subscription of convertible bonds.

(e.2)     Conversion of notes into shares

As of December 31, 2023, the following notes have been converted into shares:

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,133,397	1,372,798	6,863,427	9,369,622
Total Converted Notes	1,133,397	1,372,798	6,863,427	9,369,622

As of June 30, 2024, no bonds have been converted into shares.
The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. To the date of issuance of these financial statements, the portion not converted into equity corresponds to ThUS$39.

(e.3)     The Convertible Notes
The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond

H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after the exit Date. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.
At the date of issue, the fair value of the liability component in the amount of ThUS$102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.
Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.
(f)     Reserve of share- based payments
Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2023 (Unaudited)	37,235	—	37,235
From July 1 to December 31, 2023 (Unaudited)	37,235	—	37,235
From January 1 to June 30, 2024 (Unaudited)	37,235	—	37,235
These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.

(g)     Other sundry reserves
Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Other sundry reserves	Others increases (Decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2023 (Unaudited)	(1,972,651)	(23)	(14,401)	810,325	(1,176,750)
From July 1 to December 31, 2023 (Unaudited)	(1,176,750)	5,097	—	1,637	(1,170,016)
From January 1 to June 30, 2024 (Unaudited)	(1,170,016)	—	—	—	(1,170,016)

Balance of Other sundry reserves comprise the following:

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(211,582)	(211,582)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,624,871)
Others	(1,875)	(1,875)
Total	(1,170,016)	(1,170,016)

(1)    Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)     Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.
(3)     The balance corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional S.A. for ThUS$(3,480) and ThUS$(20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS$(885), the acquisition of Inversiones Lan S.A. of the minority participation in Aerovías de Integración Regional S.A. for an amount of ThUS$(2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$(21,526) through Holdco Ecuador S.A. The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS$(184,135), and the acquisition of a minority interest in LATAM Airlines Perú S.A. through LATAM Airlines Group S.A for an amount of ThUS$(3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS$(3,383). The movements during 2023 was the following: acquisition of the non-controlling interest of Aerovías de Integración Regional S.A. for an amount of ThUS$(23) and amendment of articles in the legal statutes of association related to premiums for the issuance of shares in the subsidiaries Aerovías de Integración Regional S.A. for a total amount of ThUS$5.097.

(4)     The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable for ThUS$2,564,707 as of December 31, 2023, gain on the haircut for the financial liabilities for ThUS$420,436 as of December 31, 2023,and gain on the haircut of lease liabilities which is booked against the right of use asset for ThUS$639,728 as of December 31, 2023.

(h)     Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2023	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Change in fair value of hedging instrument recognized in OCI	—	(39,858)	1,754	—	(38,104)
Reclassified from OCI to profit or loss	—	6,670	15,661	—	22,331
Deferred tax	—	(297)	—	—	(297)
Actuarial reserves by employee benefit plans	—	—	—	(11,843)	(11,843)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	328	328
Translation difference subsidiaries	(4,327)	5,069	23	—	765
Closing balance as of June 30, 2023 (Unaudited)	(3,809,887)	5,376	(4,184)	(39,632)	(3,848,327)
Increase (decrease) due to application of new accounting standars	—	—	—	—	—
Opening balance as of July 1, 2023 (Unaudited)	(3,809,887)	5,376	(4,184)	(39,632)	(3,848,327)
Change in fair value of hedging instrument recognized in OCI	—	7,000	23,980	—	30,980
Reclassified from OCI to profit or loss	—	(33,238)	13,157	—	(20,081)
Reclassified from OCI to the value of the hedged asset	—	(8,362)	—	—	(8,362)
Deferred tax	—	3,901	—	—	3,901
Actuarial reserves by employee benefit plans	—	—	—	(9,349)	(9,349)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	422	422
Translation difference subsidiaries	(20,724)	(13,355)	(6)	—	(34,085)
Closing balance as of December 31, 2023	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)

Opening balance as of January 1, 2024	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)
Change in fair value of hedging instrument recognized in OCI	—	80,013	(40,051)	—	39,962
Reclassified from OCI to profit or loss	—	(41,450)	15,653	—	(25,797)
Actuarial reserves by employee benefit plans	—	—	—	(15,950)	(15,950)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	670	670
Translation difference subsidiaries	(192,614)	(322)	90	—	(192,846)
Closing balance as of June 30, 2024 (Unaudited)	(4,023,225)	(437)	8,639	(63,839)	(4,078,862)

(h.1)    Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(h.2)     Cash flow hedging reserve
These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(h.3)    Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(i)     Retained earnings/(losses)
Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends	Others increase (decreases) (1)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2023 (Unaudited)	(7,501,896)	267,052	(80,116)	7,559,025	244,065
From July 1 to December 31, 2023 (Unaudited)	244,065	314,779	(94,433)	—	464,411
From January 1 to June 30, 2024 (Unaudited)	464,411	403,824	(121,147)	—	747,088

(1) The detail of Other increases (decreases) is as follows:

As of December 31, 2023
ThUS$

Absorption accumulated losses (*)	7,501,896
Reversal of dividends	57,129
Total	7,559,025

(*) See letter a) under this same Note.

(j)      Dividends per share

Description of dividend	Minimum mandatory dividend 2024		Minimum mandatory dividend 2023
Amount of the dividend (ThUS$)	121,147	(*)	174,549	(**)
Number of shares among which the dividend is distributed	604,437,877,587		604,437,877,587
Dividend per share (US$)	0.000200		0.000289
(*) It corresponds to mandatory minimum dividend provision charged to equity related to the net income for the year 2024. In the event of a net income for the year 2024, the proposed minimum dividend must be approved by the Board of Directors when appropriate in accordance with the applicable regulations.
(**) In the Ordinary Shareholders' Meeting held on April 25, 2024,it was agreed to distribute a final dividend proposed by the Board of Directors in the Ordinary Session of April 3, 2024, amounting to ThUS$174,549, which corresponds to 30% of the net income for the year 2023. The payment was made on May 16, 2024.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Passengers	5,501,117	4,671,904	2,603,275	2,277,553
Cargo	749,363	732,615	380,006	355,324
Total	6,250,480	5,404,519	2,983,281	2,632,877

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)Costs and operating expenses
The main operating costs and administrative expenses are detailed below:

	for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft fuel	(2,016,826)	(1,910,282)	(992,453)	(850,523)
Other rentals and landing fees	(791,181)	(616,287)	(403,522)	(318,942)
Aircraft maintenance	(354,144)	(290,473)	(159,913)	(152,871)
Aircraft rental (*)	(2,245)	(47,196)	(1,012)	(23,464)
Commissions	(115,782)	(100,928)	(54,050)	(50,947)
Passenger services	(154,299)	(128,535)	(78,168)	(65,402)
Other operating expenses	(696,062)	(593,001)	(319,423)	(320,047)
Total	(4,130,539)	(3,686,702)	(2,008,541)	(1,782,196)

(*) Aircraft Lease Contracts include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

	for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Payments for leases of low-value assets	(12,882)	(10,802)	(7,237)	(5,664)
Total	(12,882)	(10,802)	(7,237)	(5,664)

(b)Depreciation and amortization
Depreciation and amortization are detailed below:

	for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Depreciation (*)	(643,565)	(536,092)	(326,264)	(272,485)
Amortization	(34,046)	(29,367)	(18,525)	(14,920)
Total	(677,611)	(565,459)	(344,789)	(287,405)

(*) Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for three months ended at June 30, 2024 is ThUS$157,829 (ThUS$132,734 for the same period in 2023) and for the six months ended at June 30, 2024 is ThUS$313,292 (ThUS$261,779 for the same period in 2023).

(c)Financial costs

The detail of financial costs is as follows:

	for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Bank loan interests	(197,290)	(199,848)	(97,280)	(101,651)
Financial leases	(25,893)	(30,060)	(12,737)	(14,892)
Lease liabilities	(149,504)	(99,509)	(76,221)	(50,224)
Other financial instruments	(8,143)	(7,360)	(3,207)	(5,846)
Total	(380,830)	(336,777)	(189,445)	(172,613)

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 27 - OTHER INCOME, BY FUNCTION
Other income, by function is as follows:

	for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Tours	29,489	19,117	14,424	7,941
Customs and warehousing	15,301	12,333	8,100	6,136
Maintenance	1,986	4,167	923	3,169
Income from non-airlines products LATAM Pass	20,825	8,169	8,131	3,304
Other miscellaneous income	33,170	33,216	15,059	22,636
Total	100,771	77,002	46,637	43,186

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all other currencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of June 30,	As of December 31,
		2023	2022
	Unaudited
Argentine peso	911.64	807.98	177.12
Brazilian real	5.58	4.85	5.29
Chilean peso	944.34	877.12	855.86
Colombian peso	4,142.16	3,872.49	4,845.35
Euro	0.93	0.90	0.93
Australian dollar	1.50	1.46	1.47
Boliviano	6.86	6.86	6.86
Mexican peso	18.31	16.91	19.50
New Zealand dollar	1.64	1.58	1.58
Peruvian Sol	3.83	3.70	3.81
Paraguayan Guarani	7,536.2	7,270.6	7,332.20
Uruguayan peso	39.45	38.81	39.71

Foreign currency
The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	528,733	386,216
Argentine peso	5,577	1,808
Brazilian real	5,203	7,108
Chilean peso	36,897	47,907
Colombian peso	18,469	8,968
Euro	12,490	25,329
U.S. dollar	393,852	237,251
Other currency	56,245	57,845

Other financial assets, current	7,378	14,659
Chilean peso	1,461	4,367
Euro	70	3,722
U.S. dollar	5,283	5,971
Other currency	564	599

Other non - financial assets, current	35,434	36,654
Chilean peso	16,897	12,354
Euro	3,842	5,310
U.S. dollar	6,643	10,735
Other currency	8,052	8,255

Trade and other accounts receivable, current	249,493	279,586
Argentine peso	13,840	12,831
Chilean peso	68,442	69,588
Colombian peso	2,328	1,453
Euro	87,317	90,699
U.S. dollar	43,482	68,893
Other currency	34,084	36,122

Accounts receivable from related entities, current	11	27
Chilean peso	11	27

Tax current assets	23,416	17,258
Chilean peso	2,148	2,202
Colombian peso	5,375	6,084
Peruvian sun	13,403	7,108
Other currency	2,490	1,864

Current assets	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Total current assets	844,465	734,400
Argentine peso	19,417	14,639
Brazilian real	5,203	7,108
Chilean peso	125,856	136,445
Colombian peso	26,172	16,505
Euro	103,719	125,060
U.S. Dollar	449,260	322,850
Other currency	114,838	111,793

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Non-current assets

Other financial assets, non-current	15,277	15,375
Brazilian real	3,306	3,807
Chilean peso	2,808	2,073
Euro	4,320	4,252
U.S. dollar	1,983	2,071
Other currency	2,860	3,172

Other non - financial assets, non-current	9,394	9,856
Brazilian real	9,276	9,789
Other currency	118	67

Accounts receivable, non-current	4,173	4,732
Chilean peso	4,173	4,732

Deferred tax assets	326	1,048
Colombian peso	262	859
U.S. dollar	22	144
Other currency	42	45

Total non-current assets	29,170	31,011
Brazilian real	12,582	13,596
Chilean peso	6,981	6,805
Colombian peso	262	1,700
Euro	4,320	4,252
U.S. dollar	2,005	2,230
Other currency	3,020	2,428

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Current liabilities

Other financial liabilities, current	5,781	4,331	1,627	1,010
Chilean peso	2,267	1,364	1,520	702
U.S. dollar	2,095	2,510	—	—
Other currency	1,419	457	107	308

Trade and other accounts payables, current	620,349	616,032	9,191	9,583
Argentine peso	3,069	2,074	288	132
Brazilian real	11,611	13,401	902	922
Chilean peso	96,137	128,838	2,309	1,560
Euro	34,308	54,744	10	7
U.S. dollar	427,055	350,635	335	1,797
Peruvian sol	41,443	42,347	5,253	4,994
Mexican peso	2,023	2,019	—	—
Pound sterling	1,862	17,379	28	11
Uruguayan peso	1,044	706	31	39
Other currency	1,797	3,889	35	121

Accounts payable to related entities, current	4,485	5,154	—	—
U.S. dollar	4,485	5,154	—	—

Other provisions, current	16	16	4,556	12,429
Chilean peso	—	—	4	4
Other currency	16	16	4,552	12,425
Current liabilities

Other non-financial liabilities, current	14,170	15,634	5,127	6,099
Argentine peso	1,084	836	601	445
Chilean peso	3,612	4,338	3,270	4,026
Colombian peso	1,672	1,456	624	1,066
U.S. dollar	6,207	7,305	572	416
Other currency	1,595	1,699	60	146

Total current liabilities	644,801	641,167	20,501	29,121
Argentine peso	4,153	2,910	889	577
Brazilian real	11,611	13,401	902	922
Chilean peso	102,016	134,540	7,103	6,292
Colombian peso	1,672	1,456	624	1,066
Euro	34,308	54,744	10	7
U.S. dollar	439,842	365,604	907	2,213
Other currency	51,199	68,512	10,066	18,044

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Non-current liabilities
Other financial liabilities, non-current	35,791	32,867	1,790	2,871	151,921	165,511
Chilean peso	20,784	17,020	1,766	2,500	151,921	164,942
U.S. dollar	13,058	14,110	—	—	—	—
Other currency	1,949	1,737	24	371	—	569

Accounts payable, non-current	52,734	72,783	—	—	—	—
Chilean peso	15,572	16,774	—	—	—	—
U.S. dollar	35,566	54,441	—	—	—	—
Other currency	1,596	1,568	—	—	—	—

Other provisions, non-current	45,720	49,427	—	—	—	—
Argentine peso	5,004	3,570	—	—	—	—
Brazilian real	37,294	42,244	—	—	—	—
Colombian peso	358	395	—	—	—	—
Euro	2,915	3,053	—	—	—	—
U.S. dollar	149	165	—	—	—	—

Provisions for employees benefits, non-current	89,682	79,749	—	—	—	—
Chilean peso	84,897	76,247	—	—	—	—
U.S. dollar	4,785	3,502	—	—	—	—

Total non-current liabilities	223,927	234,826	1,790	2,871	151,921	165,511
Argentine peso	5,004	3,570	—	—	—	—
Brazilian real	37,294	42,244	—	—	—	—
Chilean peso	121,253	110,041	1,766	2,500	151,921	164,942
Colombian peso	358	395	—	—	—	—
Euro	2,915	3,053	—	—	—	—
U.S. dollar	53,558	72,218	—	—	—	—
Other currency	3,545	3,305	24	371	—	569

	As of June 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
General summary of foreign currency:

Total assets	873,635	765,411
Argentine peso	19,417	14,639
Brazilian real	17,785	20,704
Chilean peso	132,837	143,250
Colombian peso	26,434	18,205
Euro	108,039	129,312
U.S. dollar	451,265	325,080
Other currency	117,858	114,221

Total liabilities	1,042,940	1,073,496
Argentine peso	10,046	7,057
Brazilian real	49,807	56,567
Chilean peso	384,059	418,315
Colombian peso	2,654	2,917
Euro	37,233	57,804
U.S. dollar	494,307	440,035
Other currency	64,834	90,801

Net position
Argentine peso	9,371	7,582
Brazilian real	(32,022)	(35,863)
Chilean peso	(251,222)	(275,065)
Colombian peso	23,780	15,288
Euro	70,806	71,508
U.S. dollar	(43,042)	(114,955)
Other currency	53,024	23,420

NOTE 29 – EARNINGS (LOSS) PER SHARE

	for the 6 months period ended at June 30,				For the 3 months period ended at June 30,
	2024		2023		2024	2023
	Unaudited
Basic earnings per share

Income attributable to owners of the parent (ThUS$)	403,824		267,052		145,546	145,251
Weighted average number of shares, basic	604,437,877,587	(*)	604,437,861,369	(*)	604,437,877,587	604,437,861,369
Basic earnings per share (US$)	0.000668		0.000442		0.000241	0.000240

	for the 6 months period ended at June 30,				For the 3 months period ended at June 30,
	2024		2023		2024	2023
	Unaudited
Diluted earnings per share
Income attributable to owners of the parent (ThUS$)	403,824		267,052		145,546	145,251
Weighted average number of shares, diluted	604,441,789,335	(**)	604,441,789,335	(**)	604,441,789,335	604,441,789,335
Diluted earnings per share (US$)	0.000668		0.000442		0.000241	0.000240
(*)    As of June 30, 2024, the weighted average number of shares considers 604,437,877,587 shares outstanding from January 1, 2024 to June 30, 2024. As of June 30, 2023, the number of weighted basic shares considers 604.437.861.369 outstanding shares from January 1, 2023 to June 30, 2023. From January 10 to June 30, 2023, the number of shares outstanding increased due to the partial conversion of the Convertible Note H.

(**)    As of June 30, 2024, the number of weighted diluted shares considers 604,437,877,587 shares outstanding and 3,911,748 shares outstanding from January 1, 2024 until June 30, 2024, assuming the full conversion of the Convertibles Notes that were issued on the date of exit from Chapter 11 (See movement of shares in Note 24). As of June 30, 2023, the number of weighted diluted shares considers 604,437,877,587 shares from January 1, 2023 to June 30, 2023, and 3,911,748 shares outstanding from January 1 to June 30, 2023, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11.

NOTE 30 – CONTINGENCIES
I.    Lawsuits
1)Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation in the Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, LATAM Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, LATAM Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. On May 23, 2024, the Grand Court of Cayman Islands approved withdrawal of the petition for a provisional liquidation requested May 8, 2024, and cancelled the appointment of the provisional liquidators of LATAM Finance Limited, thereby putting an end to the status of provisional liquidation of the company in the Cayman Islands.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Peuco Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, Peuco Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. On May 23, 2024, the Grand Court of Cayman Islands approved withdrawal of the petition for a provisional liquidation requested May 8, 2024, and cancelled the appointment of the provisional liquidators of Peuco Finance Limited, thereby putting an end to the status of provisional liquidation of the company in the Cayman Islands.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On July 08, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. On October 9, 2020 the Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Piquero Leasing Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. On May 23, 2024, the Grand Court of Cayman Islands approved withdrawal of the petition for a provisional liquidation requested May 8, 2024, and cancelled the appointment of the provisional liquidators of Piquero Leasing Limited, thereby putting an end to the status of provisional liquidation of the company in the Cayman Islands.	-0-

2)    Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	Comisión Europea	—	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.
On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.
On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).
On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$8,838 (€8.220.000 Euros)
This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals €776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling €8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine.  On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from KUS$8,838 (€8,220,000 Euros) to KUS$2,400 (€2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court's full understanding of some points of the discussion. The European Court held a hearing on April 10, 2024. We are currently awaiting a decision.
2,400

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike Disrtict Court (Noruega) y Directie Juridische Zaken Afdeling Ceveil Recht (Países Bajos)	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but are only ongoing in Norway and the Netherlands.	The two cases still pending, in Norway and the Netherlands, are in the evidence confirmation stage. The Norway case has been inactive since January 2014 (pending the final decision of the European Commission), but there has been judicial activity in the Netherlands case. In the Netherlands, most of the airlines involved in this case have been forced to withdraw their claim against LATAM and Lan Cargo after their previous claims in the Chapter 11 proceedings before the New York Court were dismissed. So, Lufthansa, Lufthansa Cargo, British Airways, Air France, KLM, Martinair and Singapore have withdrawn their claims and now only the Thai Airways claim is still ongoing against LATAM and Lan Cargo. Only the withdrawal of KLM’s claim has been notified in the case of Norway.	-0-
Aerolinhas Brasileiras S.A.	Justicia Federal.	0008285-53.2015.403.6105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	9,897

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Aerolinhas Brasileiras S.A.	Justicia Federal.	0001872-58.2014.4.03.6105	A lawsuit filed by ABSA with a motion for preliminary injunction, was filed on February 28, 2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43	The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: ThUS$3.483 – R$19.437.479,99 - probable y ThUS$7.834 – R$43.716.350,47- possible). We must await a decision on the Treasury appeal.	11,317
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2a Região.	2001.51.01.012530-0 (vinculado a este proceso los Pas 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action filed by TAM Linhas Aéreas for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals ThUS$74.695 (R$416.802.476,507). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.	74,695
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.725950/2011-05	A claim filed by the tax authorities questioning the offsetting of credits from the Social Integration Program (PIS in Portuguese) and Social Security Financing Contribution (COFINS in Portuguese) declared in the Offsetting Declarations (DCOMPs in Portuguese).	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The company has received the results of the due diligence and presented a claim. We must wait for an administrative decision.	32,918

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport. (a case related to the theory argued by the company on the proportionality of the PIS and COFINS credits).	An objection was filed administratively on September 17, 2014. The lower court rendered a partially favorable ruling on June 1, 2016 that reversed the previous separate fine. A voluntary remedy was filed on June 30, 2015 on which a judgment by the Board of Tax Appeals is pending. The case was sent to the Second Panel of the Fourth Room of the Third Judgment Section of the Board of Tax Appeals (abbreviated as CARF in Portuguese). The CARF judges partially sustained the company’s appeal to pay part of the debt (we did not appeal the other part). The Ministry of Finance of Brazil filed a special remedy. The CARF dismissed the Ministry’s remedy in September 2019, but it filed a complaint that was denied by the CARF. A decision was rendered in favor of the company that cancelled the debt. The case must be archived.	10,309
TAM Linhas Aéreas S.A.	10 ª Vara das Execuções Fiscais Federais de São Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. Currently, the evidentiary stage has begun.	31,460
TAM Linhas Aéreas S.A.	Secretaría de Receita Federal	5002912.29.2019.4.03.6100	A lawsuit filed by TAM disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	9,138
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. the debt is paid. We are awaiting a response from the authority.	13,706

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018, which was partially in favor of the company. We filed an appeal and it was decided that the process will become a due diligence. We are awaiting the due diligence.	27,567
SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim filed by TAM and SNEA against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	On January 30th, 2024, SNEA obtained a favorable court decision from the 2nd Instance (TRF1), regarding its appeal. SNEA filed an appeal (motion for clarification) to clarify missing points regarding the deposits made with the court. The company is awaiting the decision.	99,269
TAM Linhas Aéreas S.A.	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	In 2001, the Company filed a court claim and in 2009, an initial decision was rendered partially in favor of the Company. In 2016, the Court dismissed the appeal by the plaintiffs. We filed new appeals before the STJ (Superior Court of Justice of Brazil) and STF (Supreme Federal Court of Brazil). Those appeals (special and extraordinary) were denied, so we filed another appeal, called Internal Appeal, on which a decision is pending. A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	19515-720.823/2018-11	An administrative claim against TAM to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) on September 17, 2019, that is pending a decision.	111,871

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	20,024
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	14,840
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	19,366

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2012, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	12,483
LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Juzgado de 1° Instancia en lo Civil y Comercial Federal N° 11 de la ciudad de Buenos Aires	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.
Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires.  After 2 years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The evidentiary stage has not yet begun in this case.
					-0-
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,321

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,124
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.(proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	12,920
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.727719/2019-71	The Federal Tax Service issued a notice of violation in applying for collection of the PIS/COFINS tax for 2014 (proportionality of the PIS and COFINS credits).	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	38,819
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,267

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,999
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,554
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,217
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,575

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,385
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,198
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	10,611
TAM Linhas Aéreas S.A	Receita Federal do Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	TAM presented an administrative defense on July 14, 2020 but the decision was unfavorable. The Company filed a voluntary appeal (CARF) that is pending a decision.	31,040

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978948/2019-86	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	17,165
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978946/2019-97	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision.The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	10,386
TAM Linhas Aereas S.A.	Receita Federal do Brasil	10880.978944/2019-06	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision. A decision is pending. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,003

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM's request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. On November 24, 2023, the Court dismissed LATAM’S motion for reversal against the ruling that declared the action filed by CONADECUS admissible. Accordingly, on December 4, 2023, LATAM filed the statement of defense. A reconciliation hearing was held on March 27, 2024, but no agreement was reached. An interim decision on evidence was rendered on May 14, 2024, and on June 18th, the reconsideration of that resolution was denied, which began the evidentiary period.The amount at the moment is undetermined.	-0-
TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	Notice of a violation prepared for the COFINS request regarding taxable events presumably occurring between 2016 and 2017.	TAM filed its administrative defense with an unfavorable decision. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	17,811
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	In March 2007, the company filed a lawsuit protesting a court order so that the impact of social security payments on funds would not be eliminated (social security payments are applicable to 1/3 of vacation time, salary during maternity leave and illness subsidies). The decision rendered on February 2, 2008 was against the company, so it filed an appeal. The Appellate Court issued a decision partially in favor of the company. A Special/Extraordinary Remedy was filed that was stayed until the Court’s decision – (Topic STF 985). The matter was partially decided in the Supreme Court’s decision of June 2024 (STF) on the “leading case” of another company. The company is awaiting a decision on its own case.	65,743

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Tribunal del Trabajo de Brasília/DF	0000038-25.2021.5.10.0017	This civil suit was filed by the National Pilots Union seeking that the company be ordered to pay for meals daily when pilots are on alert status.	The action was considered favorable to TAM and closed.	8,896
TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	-0-
TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The action was considered partially valid. We are waiting for the decision on the remedy of clarification before the trial court (the decision was recently published. The calculations are being updated).	14,076
TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	The administrative defense has been presented and a decision is pending.	16,091
TAM Linhas Aéreas S.A	União Federal	1003320-78.2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration)	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. Process awaiting response from the National Treasury. The decision was in favor of the company and the debt was canceled. A remedy filed by União Federal is pending.	19,405

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	12585.720017/2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	Administrative defense presented. The administrative defense was denied. The Company presented a Voluntary Appeal (CARF) which was denied. A special appeal was presented, which was partially favorable. Waiting for the “liquidação” decision to be finalized.	9,376
TAM Linhas Aéreas S.A	União Federal	10880-982.487/2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese) (proportionality of the PIS and COFINS credits)	An administrative defense was presented but was dismissed. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	9,246
TAM Linhas Aéreas S.A	União Federal	10880-967.530/2022-49	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented. A decision is pending.	9,576
TAM Linhas Aéreas S.A	União Federal	10880-967.532/2022-38	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	10,276

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-967.533/2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	18,103
TAM Linhas Aéreas S.A	União Federal	19613.725650/2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018. (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	12,705
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	445-2022	On May 21, 2022, Agunsa filed a petition to TDLC for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport.	Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented. The public versions have already been added to the case file as final versions. Aerosan began a separate, but related, non-contentious inquiry on April 20, 2023 before the Anti-Trust Court (abbreviated as TDLC in Spanish) petitioning that the TDLC decide whether the enforcement of Exempt Resolution #152 of the National Customs Bureau would violate Decree Law 211. Said Resolution #152 granted Agunsa permission to operate as a cargo warehouse at the North Warehouse facility. On January 10, 2024, the Public Hearing of the case was held. On July 15, 2024, the TDLC resolved that the Resolution of the National Customs Bureau consulted by Aerosan did not violate Law Decree No. 211. For the time being, the amount is indeterminate.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	489-2023	A preliminary precautionary measure was filed by the Tourism Companies Trade Association of Chile seeking that LATAM’s NDC system cease to be implemented or, alternatively, that collection of the Distribution Cost Recovery Fee be suspended and that LATAM be forbidden to limit the inventory of tickets available through the indirect distribution channel.	On May 24, 2023 the preliminary measure was initially rejected. However, after accepting an appeal for reinstatement of ACHET, said resolution was annulled on June 8, 2023, providing instead that partially accepts the precautionary measure only in terms of suspending the Distribution Cost Recovery Fee and prohibiting any unjustified limitation of the inventory of tickets available for the indirect distribution channel. On July 27, 2023, the TDLC issued a ruling favorable to LATAM, which annulled the precautionary measure in its entirety for not complying with the legal requirements. or the time being, the amount is indeterminate.	-0-
LATAM Airlines Group S.A.	23° Juzgado Civil de Santiago	C-8156-2022	A class action filed by CONADECUS against LATAM Airlines Group S.A. for alleged violations of the Consumer Protection Law because of the cancellation of tickets for international flights purchased through travel agencies. It petitioned for fines and damage indemnities to be imposed in defense of the collective and/or diffuse interest of consumers. LATAM has retained specialized legal counsel to defend it.	We were served the claim on September 21, 2023. On September 30, 2023, we filed a remedy of reconsideration against the decision that declared the lawsuit filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. On November 18, 2023, LATAM filed the statement of defense. For the time being, the amount is undetermined.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880.967587/2022-48	This is about the unaccredited compensation/reimbursement and redress regarding the improper payment of the monthly federal social assistance contribution (Cofins, as abbreviated in Portuguese) made in the third quarter of 2018.	The administrative defense has been presented and a decision is pending.	10,343
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	NC-388-2011	On August 11, 2023, the Civil Aviation Administration (“JAC,” as abbreviated in Spanish) filed a petition for clarification with the Anti-Trust Court (“TDLC,” as abbreviated in Spanish) regarding Condition VIII.4 of Decision #37/2011 (“Condition VIII.4”). The petition seeks to impose a temporary 5 years limitation on 23 frequencies assigned by the JAC to LATAM after Decision #37 was issued.
The TDLC accepted LATAM’s remedy of reconsideration on October 17, 2023 and amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal to the Supreme Court requesting that the TDLC resolution be annulled and petitioned declared admissible the remedy of reconsideration. The Supreme Court unanimously dismissed the appeal against judgment by the JAC, LATAM opposed both actions of the JAC. There are no appeals pending in this case.

In a separate but related process, JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Decree Law 211, and dismissed the request for provisional measures. JetSmart filed two remedies of reconsideration against the decision by the Antitrust Court on October 4, 2023. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 19, 2023 CONADECUS requested to become part of this process and requested the same injuction previously rejected twice by the TDLC. (Continues on the next page)
					-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

(Continues from the previous page)
On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of saidinjuction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for thirteen international frequencies for the Santiago - Lima route, LATAM won ten of thirteen of these routes. On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On October 30, 2023, LATAM filed a brief petitioning for the dismissal of the new precautionary measure petition of JetSmart. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry . On December 21, 2023 the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry. The Office of the National Economic Prosecutor (FNE), the JAC, the National Consumer Service (SERNAC), Sky Airline and CONADECUS also provided information in January and February 2024. The Civil Aviation Board submitted a petition for clarification to the Antitrust Court on February 13, 2024, asking whether a tender could be convened of international frequencies on the Santiago-Lima Route that expire in 2024. LATAM filed a brief on February 15, 2024 stating that no matter needed to be clarified and that the petition should be dismissed. The Antitrust Court ruled against the Civil Aviation Board on February 15, 2024 because there were no obscure or doubtful aspects to clarify. On April 25, 2024, a tender was held for two Santiago-Lima frequencies and both were awarded to JetSmart. LATAM furnished the certificate of that tender to the Antitrust Court. On June 19, 2024, LATAM accompanied an economic report and observations to the report presented by JetSmart. On July 19, 2024, the JAC, JetSmart, LATAM and Sky presented additional information. On July 31, 2024, the Public Hearing was held at the TDLC, with the participation of the JAC, the FNE, JetSmart, CONADECUS and LATAM.

TAM Linhas Aéreas S.A.	União Federal	10880.967612/2022-93	This is a petition to recover a credit Cofins in the 1rd quarter of 2019 (proportionality of the PIS and COFINS credits)	The administrative defense has been presented and a decision is pending.	10,258

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Superior Tribunal de Justiça (STJ)	0042711-61.2007.8.05.0001 (1449899)	Trial involving a commercial representation contract signed directly with the company Gm Serviços Auxiliares de Transporte Aéreo Ltda. alleging the irregular closing of the contract, requesting payment of compensation.	The procedure before the Court of Appeal is pending	10,674
LATAM Airlines Group S.A Sucursal Perú	Tribunal Fiscal	12511-2022	Appeal for $34MM, presented on October 11, 2022, against the Intendencia resolution No. 4070140000100, which declared unfounded the claim filed by the Company on September, 20, 2022, against the Determination Resolutions for alleged omissions of the Income Tax corresponding to the period 2014 and associated fines for the violation typified in numeral 1 of article 178 of the Tax Code. The main objections relate to SUNAT's lack of knowledge of the application of article 8 of the CDI between Peru and Chile regarding: i) Income obtained from the exclusivity contract of the Latam Pass program with the Banco de Crédito del Perú, ii) Income from sale of miles to non-airline partners and associated cost (sale of miles from the Latam Pass program to legal companies).	The resolution is pending.	34,300

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision. In December/2023 the position was withdrawn.	-0-
LATAM Airlines Perú S.A.	Tribunal Fiscal	Expediente de Apelación N° 2545-2023	Appeal against the resolution of the Intendencia No. 4070140000253 that declared the claim against Determination Resolutions No. 0120030126112 to 0120030126123 and RM No. 0120020037412 to 0120020037423 partially founded. The objections contested through the values indicated above correspond to the taxable base of the IGV for the national interline (domestic national sale).	On September 16, 2022, an appeal was filed against the determination and fine resolutions issued by SUNAT; being that, through Resolution of the Intendencia No. 4070140000253, the claim filed by the company was partially founded and, in addition, (i) it rectified Annexes No. 01, 04, 05 and 06 of RD No. 0120030126112 to No. 0120030126123. , (ii) the Annex to RM N° 0120020037412 to N° 0120020037423, (iii) the balance in favor of the IGV for the tax periods of January and July 2016 contained in RD N° 0120030126112 and 0120030126118; and, (iv) rectified and continued the collection of the tax debt contained in RD No. 0120030126113 to 0120030126117 and 0120030126119 to 0120030126123 and RM No. 0120020037412 to 0120020037423. On January 11, 2023, an appeal was filed against the this resolution which has been resolved and notified on April 10, 2024 through RTF 3149-9-2024, through which the Tax Court has decided to revoke RI No. 4070140000253 and proceed to reliquidate the Tax. On June 28, 2024, notice was received of Intendent Resolution #4070150000505 in which the National Customs and Tax Administration Commission (SUNAT in Spanish) voided the amounts in strict observance of the order by the Administrative Tax Court, thereby concluding this administrative stage, with procedural effects from July 1, 2024.	45,162
LATAM Airlines Perú S.A.	Superintendencia Nacional de Administración Tributaria (SUNAT)	Expediente de Reclamación N° 4070340000412.	Claim against Determination Resolution No. 0120030130232, Fine Resolution No. 0120020038314, notified on 12.22.2022 and Determination Resolution No. 0120030130245 for indirect disposal of income not susceptible to subsequent tax control linked to the objections made to determination of third category net income for fiscal year 2015	On January 26, 2023, the Company filed an appeal against the determination and fine resolutions issued by SUNAT. Through Resolution of the Intendencia No. 4070340000928 dated December 19, 2023, SUNAT declared the appeal filed by the Company founded and, consequently, Determination Resolutions No. 012-003-0130232, No. 012-003- 0130245 and Fine Resolution No. 012-002-0038314 are void. Currently, the Gerencia de Fiscalización I and the Gerencia de Fiscalización Internacional y de Precios de Transferencia de la Intendencia de Principales Contribuyentes Nacionales of the SUNAT are pending to issue the inspection requirements necessary to correct the invalidity defects declared by the Intendencia Nacional de Impugnaciones.	185,987

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-927.871/2023-62	This is a petition to recover Social Security Funding Contributions (Cofins in Portuguese) from the first semester of 2020 (proportionally).	The administrative defense has been presented and a decision is pending.	11,783
TAM Linhas Aéreas	União Federal	19613.720519/2024-11	On February 7, 2024, the Brazilian Federal Tax Service issued a tax assessment against TAM Linhas Aéreas (19613.720519/2024-11) for the amount of ThUS$47.104 (MR$262.845) related to certain tax credits on “PIS COFINS” ( Federal Social Contributions Taxed on Gross Income) during the 2019/2020 period.	The administrative defense has been presented and a decision is pending.	47,104

In order to deal with any financial obligations arising from legal proceedings in effect at June 30, 2024, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*) The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II. Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (“FNE”) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Air Lines, Inc (“Delta”). On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On October 28, 2021, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta with the FNE.

3) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 29, 2023, the Office of the National Economic Prosecutor (FNE) decided to separate part of the information from such investigation and created a new Case #2729-23 relative to cargo carriage on charter flights from Santiago to Easter Island during the pandemic. The latest activity in the investigation of Case 2484-18 is an Official Ordinary Letter issued August 28, 2023 in which it requested additional information from LATAM. That letter was answered on September 27, 2023.

4) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. On October 2, 2023, the FNE decided to separate part of the information in such investigation. Case #2737-23 will be about the code share agreements between LATAM and Delta that LATAM petitioned be amended; and Case #2669-21 will be about the remaining code share agreements. In relation to the investigation with Role No. 2737-23, dated November 06, 2023, the FNE and LATAM reached an extrajudicial agreement in order to allow certain codeshare agreements between LATAM and Delta to be modified. On December, 7, 2023, TDLC approved the extrajudicial agreement reached by LATAM and the FNE.

5) The competition authority sent an inquiry [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) with the objective of obtaining information regarding certain pricing issues, which was received by the company on November 27, 2023. LATAM Airlines Brasil is cooperating with the authority and remains committed to transparency and compliance with all applicable rules and regulations.

6) The competition authority reacted to an article in the press and sent an official letter [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brazil) seeking information on the acquisition of other types of aircraft. The company received it on March 21, 2024. LATAM Airlines Brazil is cooperating with the authority and maintains its commitment to transparency and compliance with all applicable laws and regulations.

.

NOTE 31 - COMMITMENTS

(a)     Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On October 12, 2022, LATAM Airlines Group S.A., acting through its Florida branch, closed a new four year revolving credit facility (“Exit RCF”) of US$ 500 million with a consortium of five banks led by JP Morgan Chase Bank, N.A. As of June 30, 2024, this credit facility is undrawn and fully available. In addition, LATAM Airlines Group S.A., together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM Airlines Group S.A., issued (i) on October 12, 2022, as modified on November 3, 2022, a five-year term loan facility (“Term Loan B Facility”) of US$ 1,100 million (US$ 1,084 million outstanding as of June 30, 2024), (ii) on October 18, 2022, a 13.375% senior secured notes due 2027 (“2027 Notes”) for an aggregate principal amount of US$ 450 million and (iii) on October 18, 2022, a 13.375% senior secured notes due 2029 (“2029 Notes”, together with the 2027 Notes, the “Notes”) for and aggregate principal amount of MUS$ 700. The Exit RCF, the Term Loan B Facility and the Notes (together, the “Exit Financing”) share the same intangible collateral composed mainly of the FFP (LATAM Pass loyalty program) business receivables, Cargo business receivables, certain slots, gates and routes and LATAM’s intellectual property and brands. The Exit Financing contains certain covenants limiting us and our restricted subsidiaries’ ability to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain transactions with affiliates, engage in certain business activities or make certain investments. In addition, the agreements include a minimum liquidity restriction, requiring us to maintain a minimum liquidity, measured at the consolidated Company (LATAM Airlines Group S.A.) level, of US$ 750 million.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, amended and extended the 2016 revolving credit facility (“RCF”) with a consortium of thirteen financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount of US$ 600 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$ 750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$ 400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of June 30, 2024, this line of credit is undrawn and fully available (See Note 36 (C) 1.).

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, executed a five year credit facility (“Spare Engine Facility”) with, among others, Crédit Agricole Corporate and Investment Bank, acting through its New York branch, as facility agent and arranger and guaranteed by spare engines for a principal amount of US$ 275 million. As of June 30, 2024, the outstanding amount under the Spare Engine Facility is US$ 259.0 million. The facility includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$ 750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$ 400 million jointly).

As of June 30, 2024, the Company complies with the aforementioned minimum liquidity covenants.

b)     Other commitments

As of June 30, 2024, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	LATAM Airlines Perú S.A.	53	Letter of Credit	227,198	Sep 16, 2024
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	TAM Linhas Aereas S.A.	2	Guarantee Insurance	53,463	Apr 20, 2025
ISOCELES	LATAM Airlines Group S.A.	1	Letter of Credit	41,000	Oct 30, 2024
UNIÃO FEDERAL - PGFN	ABSA Aerolinhas Brasileiras S.A.	5	Guarantee Insurance	38,666	Feb 22, 2025
UNIÃO FEDERAL - PGFN	TAM Linhas Aereas S.A.	13	Guarantee Insurance	62,076	Sep 28, 2024
TRIBUNAL DEJUSTIÇADOESTADODABAHIA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	5,776	Jun 27, 2029
FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR PROCON	TAM Linhas Aereas S.A.	8	Guarantee Insurance	11,836	Sep 23, 2024
VARA DAS EXECUÇÕES FISCAIS ESTADUAIS DE SÃO PAULO - FORO DAS EXECUÇÕES FISCAIS DE SÃO PAULO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	8,718	Mar 4, 2025
AMERICAN ALTERNATIVE INS. CO. C/O ROANOKE INS. GROUP INC	LATAM Airlines Group S.A.	5	Letter of Credit	1,095	Nov 9, 2024
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	6,688	Dec 31, 2999
BBVA	LATAM Airlines Group S.A.	1	Letter of Credit	3,800	Jan 23, 2025
1° VARA DE EXECUÇÕES FISCAIS E DE CRIMES CONTRA A ORDEM TRIB DA COM DE FORTALEZA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,958	Dec 31, 2999
ARQUITETURA DE PROTEÇÃO E DEFESA DO CONSUMIDOR DO ESTADO DO RJ	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,271	Dec 31, 2999
13ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL/DF	TAM Linhas Aereas S.A.	1	Letter of Credit	1,971	Dec 31, 2999
14ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL / TRIBUNAL: 7ª TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - ANULATÓRIA N.º 0007263-25.2008.4.01.3400	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,801	May 29, 2025
17ª VARA CÍVEL DA COMARCA DA CAPITAL DE JOÃO PESSOA/PB	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,193	Jun 25, 2028
JFK INTERNATIONAL AIR TERMINAL LLC	LATAM Airlines Group S.A.	1	Letter of Credit	2,300	Jan 27, 2025
METROPOLITAN DADE CONTY (MIAMI - DADE AVIATION DEPARTMENT)	LATAM Airlines Group S.A.	1	Letter of Credit	2,182	Jul 23, 2024

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SERVICIO NACIONAL DE ADUANA DEL ECUADOR	LATAM-Airlines Ecuador S.A.	4	Letter of Credit	2,130	Aug 5, 2024
VARA DE EXECUÇÕES FISCAIS ESTADUAIS DA COMARCA DE SÃO PAULO/SP - EXECUÇÃO FISCAL N.º 1507367-03.2016.8.26.0014	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,757	Apr 24, 2025
SOCIEDAD CONCESIONARIA NUEVO PUDAHUEL S.A.	LATAM Airlines Group S.A.	19	Letter of Credit	1,704	Dec 30, 2024
PROCON	TAM Linhas Aereas S.A.	3	Guarantee Insurance	4,690	Nov 17, 2025
BOND SAFEGUARD INSURANCE COMPANY	TAM Linhas Aereas S.A.	1	Guarantee Insurance	483	Jul 20, 2024
LIMA AIRPORT PARTNERS S.R.L.	LATAM Airlines Group S.A.	22	Letter of Credit	2,867	Nov 30, 2024
JUIZO DE DIREITO DA VARA DA FAZENDA PUBLICA ESTADUAL DA COMARCA DA CAPITAL DO ESTADO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,373	Dec 31, 2999
MUNICIPIO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,321	Dec 31, 2999
AENA AEROPUERTOS S.A	LATAM Airlines Group S.A.	2	Letter of Credit	2,370	Nov 15, 2024
CITY OF LOS ANGELES, DEPARTMENT OF AIRPORTS	LATAM Airlines Group S.A.	1	Letter of Credit	586	Jul 28, 2024
CORPAC S.A.	LATAM Airlines Perú S.A.	16	Letter of Credit	2,784	Sep 2, 2024
			Total	497,057

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)     Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	For the period ended At June 30,
						2024	2023
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	Tickets sales	CLP	56	44
78.180.506-1	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Dividends	CLP	(2)	—
76.183.853-9	Costa Verde Inversiones Financieras S.A.	Related director	Chile	Tickets sales	CLP	3	—
				Dividends	CLP	(1,904)	—
81.062.300-4	Costa Verde Aeronautica S.A.	Common shareholder	Chile	Dividends	CLP	(6,870)	—
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(5)	(39)
				Expense recovery	ARS	—	3
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(11,790)	(14,349)
				Interlineal provided service	US$	19,719	24,198
				Services received of handling	US$	(52)	(171)
				Services provided of handling	US$	377	—
				Services received miles	US$	(7,737)	(390)
				Services provided miles	US$	1,035	788
				Dividends	US$	(17,512)	—
				Services provided VIP lounge	US$	—	309
				Services provided / received others	US$	224	480
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(158,896)	(89,040)
				Interlineal provided service	US$	115,576	85,164
				Services received miles	US$	(7,830)	(3,553)
				Services provided miles	US$	4,096	4,280
				Services received of handling	US$	(3,127)	(662)
				Services provided maintenance	US$	40	—
				Real estates leases provided	US$	38	46
				Dividends	US$	(17,535)	—
				Services provided VIP lounge	US$	1,008	763
				Services provided / received others	US$	—	54
The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b)     Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	for the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Remuneration	6,697	6,959	3,298	3,049
Board compensation	475	641	231	244
Non-monetary benefits	280	308	117	145
Short-term benefits	8,674	6,801	5,487	3,399
Termination benefits (*)	1,341	13	820	—
Total	17,467	14,722	9,953	6,837

In accordance with current legislation, the Ordinary Shareholders’ Meeting held on April 20, 2023, determined the amount of the annual remuneration for the Board for the period from that date until the next Ordinary Shareholders’ Meeting scheduled to take place within the first quarter of 2024. In this context, in addition to the base remuneration, an additional remuneration was approved for each Board member, with an incremental amount based on the following criteria:

(a)During the first year following their appointment, until November 15, 2023, provided that the Director serves continuously in their position, each Director will be entitled to receive an additional amount to the base remuneration, equivalent to 9,226,234 units of remuneration or “URAs.”

(b)For the second year following their appointment, covering the period from the end of the first anniversary since their designation until November 15, 2024, under the same condition mentioned previously and approved by the Ordinary Shareholders’ Meeting in the first quarter of 2024, each Director will be entitled to receive another additional amount equivalent to 9,226,234 URAs.

(c)Likewise, each Director who becomes part of the Board Committee will also receive, as additional compensation, a variable amount equivalent to an additional one-third (1/3) calculated on the incremental remuneration that the respective Committee member is entitled to as a Director, in accordance with the resolution of the Ordinary Shareholders’ Meeting.

For payment purposes, the value of each URA will be considered as referentially equivalent to the price of a company’s share. Consequently, URAs will be paid at the weighted average price of stock market transactions of the company’s shares during the 10 business days preceding the effective date (“Weighted Average Price”). For the calculation of the Weighted Average Price, transactions on national stock exchanges, as well as those on foreign exchanges recognized at the national level where LATAM’s American Depositary Shares may eventually be listed again, will be taken into account.

As of June 30, 2024, there are no amounts paid for URAs.

NOTE 33 - SHARE-BASED PAYMENTS

(a)      LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which existed until March 2023, with a demand period between October 2020 and March 2023, where the collection percentage was annual and cumulative. The methodology is an estimate of the number of units, where a goal of the value of the action is set.

The benefit is vested if the target of the share price defined in each year is met. In case the benefit accumulates up to the last year the total benefit is doubled (in case the share price is achieved).

This Compensation Plan was finally not executed because the share price required for its collection is below the initial target.

(b) CIP (Corporate Incentive Plan)

As indicated in Note 22, in the context of the exit from Chapter 11 Proceedings, the Company implemented a talent retention program for the Company's employees, which is divided into three categories. The first one (i.e., Non-Executive Employees) simply contemplates guaranteed payments in cash to the respective employees on certain dates depending on the country where the employee is hired. On the other hand, the remaining two categories (i.e., Non-GEM Executives and GEM Executives) contemplated the granting of synthetic units of remuneration (the "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, grant the worker the right to receive the payment in cash that results from multiplying the number of Units that are pay for the value per share of LATAM Airlines Group S.A. that must be considered in accordance with the CIP.

Below are more details of these two categories.

Non-GEM Executives

The first subprogram applies to senior executives not part of the GEM (Global Executive Meeting - Senior Managers, Managers, Deputy Managers). In this context, this program contemplates two different bonuses: (1) a retention bonus, consisting of the amount in money resulting from Units that are assigned to the respective employee and these Units being paid 20% on month 15 and 80% at month 24, in each case, counted from Exit date from the Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently, a guaranteed payment for these employees; and (2) a bonus associated to the performance defined on based on the compliance of certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19(b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is a temporary payment that is only made if these indicators are met.

GEM Executives

Applies to senior executives of the Company who are part of the GEM (CEO and employees whose job description is "vice presidents" or "directors"). Employees that participating in this program are eligible to receive cash payments for Units. These Units are as follows:

1. "RSUs" (Retention Shares Units): That is, Units associated with the employee's permanence in the Company, and consequently, are associated with the passage of time. In its totality, the CIP contemplates up to 3,107,603,293 RSUs which are made effective by partialities in the terms indicated below.

As a general rule, RSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The mentioned above, subject to the occurrence of a trigger event related to the volume of transactions of securities issued by LATAM Airlines Group S.A. in the terms contemplated in the CIP (hereinafter, a "VTE" – Volume Triggering Event). The number of RSUs actually paid will be determined based on the net resources accumulated as a result of a VTE on the respective determination date (hereinafter, this adjustment will be referred to as the "Pro Rata Factor").

Notwithstanding the mentioned above, the CIP also contemplates a "Minimum Guaranteed Vesting" according to which, the percentage of RSUs indicated below will be effective on each date indicated, even if a VTE has not occurred. The foregoing, net of the RSUs that may eventually have become effective previously.

Minimum Guaranteed Vesting of RSUs
Percentage of Units that become effective
Month 30 from Exit Date	20%
Month 42 from Exit Date	30%
Month 60 from Exit Date	50%

2. "PSUs" (Performance Shares Units): That is, Units associated with both the employee's permanence in the Company and the performance of LATAM Airlines Group S.A. measured according to the share price. Consequently, like RSUs, these Units are associated with the passage of time. However, PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. In its totality, the CIP contemplates up to 4,251,780,158 PSUs which are made effective by partialities in the terms indicated below.

As a general rule, PSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The foregoing, subject to (i) a VTE having occurred; and (ii) that the quotient (hereinafter, the "Net Price/ERO (Equity Rights offering) Quotient") between the net price of sales originating in a VTE, divided by the price of share at which the shares issued were placed under the capital increase agreed at the extraordinary shareholders' meeting of LATAM Airlines Group S.A. dated July 5, 2022 (that is, US$ 0.01083865799), is greater than 150%. The number of PSUs that actually becomes effective will be determined according to the Factor Pro Rata and the Quotient Net Price/ERO Price).

From the above it flows that the PSUs constitute an eventual and not guaranteed payment.

In addition, some of the GEM Executives will also be entitled to receive a fixed and guaranteed payment in cash ("MPP" – Management Protection Plan) on certain dates under the Plan, at the rate of 33% in the month 18, 34% in the month 24 and 33% in the 30th month, all from the Exit Date. On the other hand, those employees who are eligible for this MPP will also be eligible for a limited number of additional RSUs ("MPP Based RSUs"). In its totality, the CIP includes 1,438,926,658 MPP based RSUs. As a general rule, MPP Based RSUs will be eligible to become effective on the same terms and conditions as RSUs; however, that they will be eligible to become effective at a rate of one third on each of the following dates: month 18, month 24 and month 30, in each case, from the Exit Date. The valuation of these Units will be equivalent to the value of the Company's share less the ERO Price at the time they become effective.

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

Given the characteristics of this program, it has been recorded in accordance with the provisions of IFRS 2 "Share-based payments" and has been considered as a "cash settlement award" and, therefore, recorded at fair value as a liability that is part of the items Trade and other accounts payables and Provisions for employee benefits, non-current, which is updated at the closing date of each financial statement with effect on profit or loss for the period and classified in the line "Administrative expenses" of the interim Consolidated Statement of Income by function.

The fair value has been determined on the basis of the current share price and the best estimate of the future value of the Company's share, multiplied by the number of underlying units granted. This estimate was made based on the Company's Business Plan and its main indicators such as EBITDAR, adjusted net debt.

The movement of units as of December 31, 2023 and June 30, 2024 , is as follows:

	Opening balance as of 01.01.2023	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2023

RSU - Retention	—	3,107,603,293	—	—	(121,146,360)	2,986,456,933
PSU - Performance	—	4,251,780,158	—	—	(242,192,091)	4,009,588,067
MPPBASEDRSU - Protection	—	1,438,926,658	—	—	(192,047,245)	1,246,879,413
Total	—	8,798,310,109	—	—	(555,385,696)	8,242,924,413

	Opening balance as of 01.01.2024	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of June 30, 2024
						Unaudited
RSU - Retention	2,986,456,933	4,172,905	—	(144,875,210)	(63,090,578)	2,782,664,050
PSU - Performance	4,009,588,067	10,730,328	—	—	(52,089,498)	3,968,228,897
MPPBASEDRSU - Protection	1,246,879,413	—	—	—	(33,516,713)	1,213,362,700
Total	8,242,924,413	14,903,233	—	(144,875,210)	(148,696,789)	7,964,255,647

NOTE 34 - STATEMENT OF CASH FLOWS

(a)The Company has carried out the following transactions with non-monetary impact transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)Other inflows (outflows) of cash:

	For the period ended At June 30,
	2024	2023
	ThUS$	ThUS$
	Unaudited
Restricted Advances	—	20,075
Bank commissions, taxes paid and other	(1,709)	(938)
Taxes on financial transactions	(5,742)	(2,534)
Guarantees	70,921	(3,582)
Court deposits	991	(11,848)
Fuel derivatives	39,396	(11,282)
Derivative margin guarantees	8,805	(22,475)
Payment for derivatives premiums	(13,503)	—
Insurance recovery	9,788	—
Total Other inflows (outflows) Operation activities	108,947	(32,584)

Guarantee deposit received from the sale of aircraft	7,000	—
Insurance recovery	—	11,000
Recoveries of credits received	27,469	20,111
Total Other inflows (outflows) Investment activities	34,469	31,111

Interest rate derivatives	1,538	—
Taxes on financial transactions	—	(4,133)
Withholding tax	(819)	—
Total Other inflows (outflows) Financing activities	719	(4,133)

(c) Dividends:

	For the period ended At June 30,
	2024	2023
	ThUS$	ThUS$
	Unaudited
Latam Airlines Group S.A.	(174,549)	—
Transportes Aéreos del Mercosur S.A. (*)	(289)	—
Total dividends paid	(174,838)	—

(*) Dividends paid to minority shareholders

(d)Reconciliation of liabilities arising from financing activities:

		Cash flows			Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2023	Obtainment	Payment		Interest accrued and others	Reclassifications	As of June 30, 2024
		Capital (*)	Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Bank loans	1,029,434	—	(5,500)	(83,255)	95,215	—	1,035,894
Guaranteed obligations	303,922	—	(14,964)	(10,278)	10,377	—	289,057
Other guaranteed obligations	430,350	—	(69,548)	(19,902)	20,254	—	361,154
Obligation with the public	1,302,838	—	—	(76,906)	74,272	—	1,300,204
Financial leases	901,546	—	(53,311)	(23,561)	25,782	—	850,456
Other loans	104	—	—	—	(3)	—	101
Lease liability	2,967,994	—	(148,118)	(123,629)	578,021	—	3,274,268
Total Obligations with financial institutions	6,936,188	—	(291,441)	(337,531)	803,918	—	7,111,134

		Cash flows			Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2022	Obtainment	Payment		Interest accrued and others	Reclassifications	As of June 30, 2023
		Capital (*)	Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Bank loans	1,385,995	—	(23,238)	(70,535)	91,952	(310,090)	1,074,084
Guaranteed obligations	325,061	—	(8,911)	(9,820)	10,019	(1,790)	314,559
Other guaranteed obligations	474,304	—	(25,092)	(20,735)	20,888	11,811	461,176
Obligation with the public	1,289,799	—	—	(75,624)	97,909	—	1,312,084
Financial leases	1,088,239	—	(102,306)	(23,118)	30,042	(13,123)	979,734
Other loans	2,028	—	(434)	—	(73)	(1,420)	101
Lease liability	2,216,454	—	(96,105)	(73,534)	208,890	—	2,255,705
Total Obligations with financial institutions	6,781,880	—	(256,086)	(273,366)	459,627	(314,612)	6,397,443

(*) During the year 2024 and 2023, the Company did not obtain financing.

(**) As of June 30, 2024, loan repayments ThUS$143,323 and payments of lease liabilities ThUS$148,118, disclosed in flows from financing activities and as of June 30, 2023, loan repayments ThUS$159,981 and liability payments for leases ThUS$96,105 disclosed in flows from financing activities.

Below are the details obtained (payments) of flows related to financing:

	For the period ended June 30
	2024			2023
	Capital raising	Payments		Capital raising	Payments
Flow of		Capital	Interest		Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft financing	—	(130,051)	(36,514)	—	(136,308)	(37,029)
Lease liability	—	(148,118)	(123,629)	—	(96,105)	(73,534)
Non-aircraft financing	—	(13,272)	(177,388)	—	(23,673)	(162,803)
Total obligations with Financial institutions	—	(291,441)	(337,531)	—	(256,086)	(273,366)

(e)Advances of aircraft

Corresponds to the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flows, within Purchases of property, plant and equipment. As of June 30, 2024 the Company had flows for THUS$13,069 (As of June 30, 2023, the Company did not flows for this concept).

(f)Additions of property, plant and equipment and Intangibles

	For the period ended At June 30,
	2024	2023
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equipment	427,762	263,739
Additions associated with maintenance	119,011	101,330
Other additions	308,751	162,409
Purchases of intangible assets	35,040	22,462
Other additions	35,040	22,462

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the period ended At June 30,
	2024	2023
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	(3,283)	(11,259)
Net cash flows from (used in) investment activities	251	1,294
Effects of variation in the exchange rate on cash and cash equivalents	3,032	9,965
Net increase (decrease) in cash and cash equivalents	—	—

(h) Payments of leased maintenance
Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$130,672 (ThUS$112,825 as of June 30, 2023).

NOTE 35 - THE ENVIRONMENT

LATAM Airlines Group S.A is compromised with sustainable development, seeking to generate social, economic, and environmental value for the countries where it operates and for all its stakeholders. The company manages socio-environmental matters at a corporate level, centralized in the Corporate Affairs and Sustainability Department. The company is committed to monitoring and mitigating its impacts on the environment in all its ground and air operations, being a key element in the solution, and searching for alternatives to the challenges of the company and its environment.

The main functions of Corporate Affairs and Sustainability Department in environmental matters in conjunction with the various areas of the company include ensuring that environmental legal compliance would be maintained in all the countries, implementing and maintaining corporate environmental management, the efficient use of non-renewable resources such as aircraft fuel, the responsible disposal of its wastes, and the development of programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental social and economic benefits for the company and the countries where it operates.

LATAM's sustainability strategy that was launched in 2021 is based on 4 pillars: Environmental Management System, Climate Change Management, Circular Economy and Shared Value. With these pillars, the company seeks to generate social, environmental and economic value for society and the company, anticipating the risks inherent in the sustainability challenges which is viewed by the current and future scenarios.

The aspects addressed in each pillar within the strategy are presented below:

Environmental Management System

The company is working to standardize its environmental management system at a cross-cutting level and under this structure, certified its operation in accordance with stage II of the IATA Environmental Assessment Program (IEnvA), which is designed to evaluate and improve the environmental management of airlines, due to not only being based on the ISO 14001 standard, also involves the best practices of the industry.

Climate Change Management

To manage its carbon footprint and contribute to the protection of strategic ecosystems in the region, LATAM aims to advance toward net-zero emissions by 2050 in a sustainable way with the environment, the communities and the business. In accordance with this it has focused its strategy in:

Efficient operation: with the implementation of LATAM Fuel Efficiency, a corporate program for the efficient use of fuel that considers initiatives within the company that have an impact on fuel consumption.

Sustainable Alternative Fuels (SAF): Due to the importance of Sustainable Aviation Fuel (SAF) to reduce the emissions in the long term, LATAM is developing a work plan focused on Brazil and Colombia; which has recognized and long-standing experience in biofuels; and Chile, a country with a high developmental potential in green hydrogen.

Offsetting: LATAM has assumed a total commitment to the environment and has established different alliances that will allow it not only to acquire carbon credits for its offsetting needs but also to contribute to the conservation of strategic ecosystems in the region. During the first half of 2023, LATAM launched its offsetting program for passengers “1+1 Offset to Conserve”, where passengers are invited to contribute to the conservation of iconic ecosystems through offsetting their flight’s footprint and for every ton compensated by its clients, LATAM duplicates the impact by compensating the same amount.

Circular Economy

LATAM seeks to remove single-use plastics as part of its ambition of striving to be a zero-waste group to landfill by 2027. By the end of 2023 LATAM achieved the elimination of 96% of single use plastics, the equivalent of over 1.700 tons. To achieve these goals, it has reviewed the materials used in its process and its waste management to promote the circular economy within its processes, acting from materials. During 2023 LATAM was recognized by IATA, as the winner of the 'Air Cargo Innovation Award' for its projects to reduce plastic in domestic and international cargo operations in Chile & Brazil.

Shared Value

In shared value, the Solidarity Plane program stands out, it was established in 2011 and through which LATAM provides its network, connections, and capacity for passenger and freight transit to South American society at no cost in three areas of action: supports health needs, conservation of natural resources, and assistance in the event of natural disasters.

Within the framework of the implementation of the strategy, during 2024, the company will continue working on the following initiatives:

Implementation of the environmental management system in accordance with the IATA Environmental Assessment Program IenvA, stage 2.

Supporting conservation projects and offsetting

Measurement and management of the corporate carbon footprint.

Offsetting of 50% of domestic air emissions in Colombia.

Verification of the company's emissions in accordance with EU-ETS, UK-ETS and CORSIA schemes.

Structuring of a waste management system to advance in the fulfillment of its circular economy goals.

Implementing processes for the elimination of single-use plastic in the operation and waste reduction to landfill

Strengthening of the Solidarity Plane program.

The group was part of the Dow Jones Sustainability Index for six consecutive years, being classified as one of the most sustainable in the world. Today, LATAM continues to use the analysis as benchmarking and as a guide to implementing improvements in its processes. In 2023, according to the S&P Corporate Sustainability Assessment (CSA), LATAM was recognized as the most sustainable airline in the region, according to this assessment.

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

(A) RELISTING THE ADRs PROGRAM

As reported in material facts dated April 3, 2024, July 2, 2024, July 18, 2024, and July 24, 2024, the Company conducted a process to re-open and relist its American Depositary Receipts (“ADR”) program on the New York Stock Exchange (the “ADR Program Relisting”), which was materialized on July 25, 2024. As part of the procedures and requirements for the ADR Program Relisting, LATAM took the following steps:

1.Filings with the SEC: LATAM filed with the Securities and Exchange Commission of the United States of America (the “SEC”), among others, registration statements on Form F-6 and Form F-3, a preliminary prospectus supplement and a final prospectus supplement filed pursuant to Rule 424(b)(7), certain Forms 6-K including financial information as of March 31, 2024 and operating statistics as of June 2024, and a Form 8-A, as contemplated by U.S. federal securities laws.

2.Board of Directors created an Audit Committee. The Audit Committee is additional to the Directors’ Committee required under article 50 bis of Law No. 18,046. The Audit Committee is integrated by Mr. Frederico P. Fleury Curado and Mrs. Sonia J.S. Villalobos.

3.Signing of New Deposit Agreements, change of ratio and registration of new ADRs: LATAM entered into a new deposit agreement (the “New Deposit Agreement”) with the depositary bank of its ADR program (i.e., JP Morgan). The New Deposit Agreement contemplates, among other things, the modification of the ratio between shares and ADRs currently in force (the “Ratio Change”), from the previous 1:1 ratio, to a new ratio of 2,000:1 ( that is, each ADR will represent two thousand shares). The Ratio Change became effective on July 24, 2024 along with the registration of 100 million new ADRs additional to the 217 million ADRs registered prior to that date and, therefore, the total number of registered ADRs is approximately 317 million, which has been and will be available to those shareholders who, from time to time, choose to exchange their shares for ADRs from our ADR program.

In addition, LATAM has entered into a new restricted deposit agreement available to shareholders who, under the securities regulations of the United States of Amercia, are restricted from selling their shareholding in the Company.

(B) FIRST SECONDARY SALE OF SHARES

1.In the context of the implementation of the Reorganization Plan, as reported by material fact dated November 3, 2022, among other things: (A) in November 2022, the Company’s creditors received convertible bonds in payments in kind for their claims. To date, such convertible bonds since been converted into shares of the Company; (B) the Company and the parties supporting the reorganization contemplated in the Plan of Reorganization entered into a Registration Rights Agreement (“RRA”). Under the RRA, said supporting parties have the right to obtain the support of the Company in the event that they choose to divest all or part of their shareholding in LATAM in one or more secondary public offerings of shares in the United States of America guaranteed by a commitment from underwriting to firm (underwritten public offering) that are registered with the SEC (each such secondary sale, a “Secondary Sale under the RRA”). Under the terms of the RRA, the first Secondary Sale under the RRA (i) could only be initiated at the request of the main supporting parties under the RRA (the “Necessary Backstop Parties”); and (ii) it should, in a good faith estimate of the underwriters managing said offer, represent at least US$200 million.

The signing of the RRA was a condition precedent for the parties supporting the Reorganization Plan to support the restructuring contemplated therein, without which the Company would not have emerged from bankruptcy.

2.On July 2, 2024, the Company received from certain shareholders that are Necessary Supporting Parties under the RRA (collectively, the “Selling Shareholders”) a request to proceed with the first Secondary Sale under the RRA, which satisfied the requirements of the RRA to proceed with the first Secondary Sale under the RRA, subject to certain factors, including market conditions.

3.On July 18, 2024, the Company made a series of filings with the SEC for purposes of advancing with the first Secondary Sale under the RRA, including the filing of a registration statement on Form F-3, a preliminary prospectus supplement, a Form 6-K containing the Company’s Management’s discussion and analysis of financial condition and results of operations as of March 31, 2024, and a Form F-6 and 8-A (collectively, the “SEC Filings”), and informed the beginning of a roadshow. Subsequently, on July 25, 2024, a final prospectus supplement was filed with the SEC.

4.Through a material fact dated July 24, 2024, it was reported, among other things:

(i)that the Selling Shareholders agreed on that date with the banks acting as underwriters of the first Secondary Sale under the RRA, that the price of such Secondary Sale would be made at the price of US$24 per ADR. Given that each ADR represents 2,000 shares of the Company as a result of the ratio change announced by the material fact dated July 18, 2024, this results in a price per share of US$0.012.

(ii)the signing of the respective underwriting agreement with that same date, among (i) the Company, (ii) the selling shareholders, and (iii) Goldman Sachs & Co. LLC, Barclays Capital Inc., and J.P. Morgan Securities LLC, acting as global coordinators, placement agents and representatives of the other underwriters of this secondary sale (i.e., Citigroup Global Markets Inc., Santander US Capital Markets LLC, Deutsche Bank Securities Inc., BNP Paribas Securities Corp., MUFG Securities Americas Inc., Natixis Securities Americas LLC, LarrainVial Securities US, LLC and Morgan Stanley & Co. LLC).

(iii)that the first Secondary Sale under the RRA was ultimately for 19,000,000 ADRs of the Company, with payment thereof to be made on July 26, 2024, and that the Selling Shareholders were Sixth Street Partners, Strategic Value Partners, Olympus Peak, Monarch Funds, Värde Funds and Marathon Fund.

5.On July 26, 2024, through the release of information of interest to the market, the closing of the first Secondary Sale under the RRA was announced.

6.LATAM did not receive any proceeds from the Secondary Sale under the RRA.

(C) MODIFICATION AND EXTENSION OF REVOLVING LINES OF CREDIT

1.On July 15, 2024, the Company, acting through its branch domiciled in the State of Florida, United States of America, reported by means of a material fact that it has entered into the amendment to the Revolving Credit Facility I (the “Revolving Credit Facility I Amendment”) originally signed in 2016 and modified and reformulated on November 3, 2022 and the amendment of the Revolving Credit Facility II originally entered into in October 2022 (the “Revolving Credit Facility II Amendment”, and in conjunction with the Revolving Credit Facility I Amendment, the “Revolving Credit Facilities Amendments”).

2.The purpose of the Revolving Credit Facility I Amendment was, among other things: (i) extend the scheduled maturity date of the Revolving Credit Facility I to July 2029 (original maturity November 2025) , with an option to extend it until July 2030; (ii) increase the amount of the Revolving Credit Facility I from US$600 million to an aggregate amount of US$800 million; (iii) eliminate references to the reorganization proceeding to which the Company and several of its subsidiaries were subject under the rules of Chapter 11 of Title 11 of the United States Code (the "Chapter 11 Proceeding"); and (iv) include additional lenders to the Revolving Credit Facility I. The Company guaranteed said Revolving Credit Facility I Amendment with different assets comprised of a combination of aircrafts, engines and several spare parts owned by the Company and TAM Linhas Aéreas S.A., and has the option to modify or replace such security reals, with the consent of the majority of the banks participating in the Revolving Credit Facility Amendment I. In addition, TAM Linhas Aéreas S.A. acts as guarantor of the Company's obligations under the Revolving Credit Facility I Amendment.

3.The Revolving Credit Facility II Amendment was intended, among other things: (i) to extend the scheduled maturity date of the Revolving Credit Facility II from November 2026 to July 15, 2029; provided, however, that the Revolving Credit Facility II may be payable in advance 180 days prior to the maturity date of any of the financing agreements that share collateral with the Revolving Credit Facility II if by then such financing agreements have not been paid or extended; (ii) increase the amount of the Revolving Credit Facility II from US$500 million to US$750 million; (iii) deleting references to the Chapter 11 Proceeding; (iv) including additional lenders to the Revolving Credit Facility II, such that following the Revolving Credit Facility II Amendment, the lenders thereto will be the ones identified in paragraph 4 below; and (v) modifying certain commercial terms of the Revolving Credit Facility II relating to interest rates and fees, including the following:

a)Interest Rates: Starting November 2026, (i) the margin applicable to each interest rate will be reduced by 1.00% (from 3.00% to 2.00% for the ABR rate and from 4% to 3% for the Term SOFR Rate and Daily Simple SOFR Rate); (ii) a utilization fee was introduced in addition to the applicable margin applicable to each interest rate, which varies between 0.10% and 0.50% depending on the amount disbursed; and (iii) adjustments to the Term SOFR Rate and Daily Simple SOFR will be eliminated;

b)Commitment fee: Starting November 2026, the commitment fee will be increased from 0.625% to 1.00%.

Finally, as a result of the Revolving Credit Facility II Amendment, it was necessary to modify the collateral documents granted both in Chile and abroad, which secure the Revolving Credit Facility II, so that such guarantees thereunder were extended to this amendment.

4.Following the Revolving Credit Facility Amendments, the lenders under the Revolving Credit Facilities are JPMorganChase Bank, N.A.; Goldman Sachs Lending Partners LLC; Citibank, N.A.; Barclays Bank PLC; Banco Santander, S.A.; Deutsche Bank Securities Inc, New York Branch; BNP Paribas; MUFG Bank, LTD and Natixis, New York Branch.

5.As a result of the Revolving Credit Facility Amendments, the Company has a total of US$1,550 million of Revolving Credit Facilities with a scheduled maturity date in 2029.

To this date, the Company has not made draws against the Revolving Credit Lines, so they are completely available.

(D) GENERAL INFORMATION UPDATE

As of July 31, 2024, the major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 26.43%, Banco de Chile on behalf of Non-Resident Third Parties with 6.79%, Delta Air Lines with 10.05% and Qatar Airways with 10.03% ownership.

At that date, approximately 22.09% of the Company's capital stock was in the form of ADRs.

The changes in ownership percentages between June 30, 2024 and July 31, 2024, are due to the first secondary sale under the RRA as set forth above in this Note 36. As reported by means of an material fact dated July 24, 2024, said secondary sale was for 19,000,000 ADRs and was settled on July 26, 2024.

After June 30, 2024 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of June 30, 2024, have been approved in the Extraordinary Session of the Board of Directors on August 7, 2024.